Exhibit 99.2

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Among

SEEK International Investments Pty Ltd.,

Zebra Mergerco, Ltd.

and,

Zhaopin Limited

Dated as of April 6, 2017

ANNEX A	Plan of Merger

APPENDIX I	Continuing Shares

APPENDIX II	Pro Rata Amount

AGREEMENT AND PLAN OF MERGER, dated as of April 6, 2017 (this “Agreement”), among SEEK International Investments Pty Ltd., a proprietary company limited by shares existing under the laws of the Commonwealth of Australia (“Parent”), Zebra Mergerco, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Company”), and Zhaopin Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Law of the Cayman Islands (as revised) (the “CICL”), Parent, Merger Company and the Company will enter into a business combination transaction pursuant to which Merger Company will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company under the Merger;

WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders (other than the Continuing Shareholder), and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Company Shareholders’ Meeting (as defined below);

WHEREAS, each of the boards of directors of Parent and Merger Company has (i) approved the execution, delivery and performance by Parent and Merger Company, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Company, respectively, to enter into this Agreement and the Plan of Merger;

WHEREAS, concurrently with the execution of this Agreement, the Company Board has adopted resolutions to (a) declare the Special Dividend (as defined below) and (b) delegate authority to the Special Committee to set the record date and payment date (consistent with this Agreement) and otherwise implement the Special Dividend (once the amount has been finally determined), to be paid to shareholders of record immediately prior to the Effective Time (as defined below), subject to the terms and conditions set forth herein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the Sponsors has entered into a limited guarantee in favor of the Company with respect to certain payment obligations of Merger Company under this Agreement; and

WHEREAS, Parent has executed and delivered to Merger Company a support agreement, dated as of the date hereof (the “Support Agreement”), providing that, amongst other things, Parent agrees, upon the terms and subject to the conditions in the Support Agreement, (i) to vote all of the Shares held directly or indirectly by it in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, (ii) to receive no cash consideration for certain of its Shares held by it as set forth opposite its name on Appendix I hereto (such Shares, as may be adjusted pursuant to Section 7.07(c) and Section 7.07(d), the “Continuing Shares”) in the Merger in accordance with this Agreement and (iii) that all of the Continuing Shares shall not be cancelled in the Merger and shall continue as ordinary shares of the Surviving Company at the Effective Time.

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NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Company and the Company hereby agree as follows:

Article I

THE MERGER

Section 1.01         The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Company shall be merged with and into the Company. As a result of the Merger, Merger Company shall be struck off the register of companies in the Cayman Islands and shall thereupon be dissolved and the separate corporate existence of Merger Company shall cease and the Company shall continue as the surviving company resulting from the Merger (the “Surviving Company”) under the laws of the Cayman Islands.

Section 1.02         Closing; Closing Date.

Unless otherwise mutually agreed in writing between the Company, Parent and Merger Company, the closing for the Merger (the “Closing”) shall take place at the offices of O’Melveny & Myers LLP, 31/F AIA Central, 1 Connaught Road Central, Hong Kong commencing at 9:00 p.m. (Hong Kong time) on the third Business Day immediately following the day on which the last of the conditions set forth in Article VIII to be satisfied or, if permissible, waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement; provided, that without the prior written consent of Parent and Merger Company, the Closing shall not occur earlier than October 6, 2017 (the “Inside Date”); provided, further, that such place, date and time may be changed to another place, date and/or time as the parties hereto may mutually agree in writing (such date, the “Closing Date”).

Section 1.03         Effective Time.

Subject to the provisions of this Agreement, on the Closing Date, Merger Company and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto and such parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective upon the date specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04         Effects of the Merger.

As of the Effective Time, the Merger shall have the effects specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Company in accordance with the CICL.

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Section 1.05         Memorandum and Articles of Association of Surviving Company.

At the Effective Time, the Surviving Company shall adopt new memorandum and articles of association, which are substantially in the form of the memorandum and articles of association of Merger Company, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Company until thereafter amended as provided by law and such memorandum and articles of association; provided, that, in such memorandum and articles of association of the Surviving Company adopted at the Effective Time: (a) references to the name of the Surviving Company shall be “Zhaopin Limited”, (b) if necessary, references therein to the authorized share capital of the Surviving Company shall refer to the authorized share capital of the Surviving Company as approved in the Plan of Merger and (c) there shall be provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, in accordance with Section 7.05(a).

Section 1.06         Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Company immediately prior to the Effective Time shall be the initial directors of the Surviving Company from and after the Effective Time and (b) the executive officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company from and after the Effective Time, in each case, except as otherwise determined jointly by Parent and Merger Company prior to the Effective Time and, in the case of the initial directors of the Surviving Company, as set out in the Plan of Merger, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Article II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01         Effect of Merger on Issued Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Company, the Company or the holders of any securities of the Company:

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(a)          each Share issued and outstanding immediately prior to the Effective Time (other than the Continuing Shares, the Excluded Shares, the Dissenting Shares and Shares represented by ADSs (each as defined below)) shall cease to exist and shall be cancelled in consideration for the right to receive an amount in cash per Share and without interest, equal to (i) $9.10 minus (ii) the per Share amount of the Special Dividend as declared pursuant Section 7.15 (such amount, the “Per Share Merger Consideration”), which shall be payable in the manner provided in Section 2.04;

(b)          each American Depositary Share, representing two Class A Shares (an “ADS”), issued and outstanding immediately prior to the Effective Time (other than, if any, ADSs representing the Excluded Shares), shall cease to exist and shall be cancelled in exchange for an amount in cash per ADS and without interest, equal to (i) $18.20 minus (ii) the per ADS amount of the Special Dividend as declared pursuant Section 7.15 (such amount, the “Per ADS Merger Consideration”) (less $0.05 per ADS cancellation fees), payable pursuant to the terms and conditions set forth in the Deposit Agreement, and each Class A Share represented by such ADSs shall be cancelled and cease to exist, in exchange for the right of the Depositary, as the registered holder thereof, to receive the Per Share Merger Consideration, which the Depositary will distribute to the holders of such ADSs as the Per ADS Merger Consideration pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement (less $0.05 per ADS cancellation fees);

(c)          Parent shall not have the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration in respect of the Continuing Shares (but shall still be entitled to receive the Special Dividend), and instead, each Continuing Share issued and outstanding immediately prior to the Effective Time shall continue to exist without interruption and shall thereafter be and represent one validly issued, fully paid and non-assessable ordinary share, par value $0.01 each, of the Surviving Company;

(d)          each of the Excluded Shares and ADSs representing the Excluded Shares (in each case, issued and outstanding immediately prior to the Effective Time) shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor;

(e)          each of the Dissenting Shares shall be cancelled and thereafter represent only the right to receive the applicable payments in accordance with Section 2.03; and

(f)          each ordinary share, par value $0.001 each, of Merger Company issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share, par value $0.01 each, of the Surviving Company; such ordinary shares of the Surviving Company shall (other than as set forth in the memorandum and articles of association of the Surviving Company) rank pari passu in all respects with the Continuing Shares which shall continue and survive the Merger in accordance with Section 2.01(c), and such ordinary shares, including the Continuing Shares, shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

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Section 2.02         Share Incentive Plans and Outstanding Company Share Awards.

(a)          As soon as reasonably practicable following the date hereof, the Company, acting through the Company Board or the compensation committee of the Company Board, as applicable, or otherwise, shall adopt any resolutions and take any actions that are reasonably necessary to (i) terminate the Share Incentive Plans and any relevant award agreements applicable to the Share Incentive Plans or any Company Share Award, as of the Effective Time, (ii) cancel each Company Share Award that is outstanding and unexercised, whether or not vested or exercisable, as of the Effective Time and (iii) otherwise effectuate the provisions of this Section 2.02. From and after the Effective Time, neither the Buyer Group nor the Surviving Company shall be required to issue any Shares, other share capital of the Company or the Surviving Company, share capital of any Buyer Group Party or any other consideration (other than as required by this Section 2.02) to any person pursuant to or in settlement of any Company Share Award. Following the adoption of such resolutions and the taking of such other actions as reasonably necessary to achieve the foregoing by the Company Board or the compensation committee of the Company Board, the Company shall deliver written notice to each holder of a Company Share Award informing such holder of the effect of the Merger on its Company Share Awards.

(b)          Except as otherwise set forth in Section 2.02(b) of the Company Disclosure Schedule, each former holder of a Vested Company Option that is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration (plus the Special Dividend) over the Exercise Price of such Vested Company Option and (ii) the number of Shares underlying such Company Option; provided, that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration (plus the Special Dividend), such Company Option shall be cancelled without any payment therefor.

(c)          Each former holder of an Unvested Company Option that is cancelled at the Effective Time shall, in exchange therefor, receive as soon as practicable after the Effective Time, a restricted cash award (“RCA”) issued by the Surviving Company in an amount in cash that is the equivalent of, the product of (i) the excess, if any, of the Per Share Merger Consideration (plus the Special Dividend) over the Exercise Price of such Unvested Company Option and (ii) the number of Shares underlying such Unvested Company Option; provided, that if the Exercise Price of any such Unvested Company Option is equal to or greater than the Per Share Merger Consideration (plus the Special Dividend), such Unvested Company Option shall be cancelled without any payment therefor. Any RCA issued by the Surviving Company in respect of any Unvested Company Option shall be subject to the same vesting conditions and schedules applicable to such Unvested Company Option without giving effect to the Transactions. On the date, and to the extent, that any Unvested Company Option would have become vested without giving effect to the Transactions, such corresponding portion of the RCA shall be delivered to the holder of such RCA, net of any applicable withholding taxes, in US$ by the Surviving Company or, if such payment in US$ is not permitted under applicable Law, in the equivalent amount in RMB (based on the prevailing exchange rate at the time of payment) by a PRC Subsidiary of the Company, subject to Section 2.02(c) of the Company Disclosure Schedule, as soon as practicable thereafter (without interest).

(d)          Any payment under this Section 2.02 shall be subject to all applicable Taxes and tax withholding requirements.

(e)          As of the Effective Time, all Company Share Awards shall automatically cease to exist, and each holder of a Company Share Award shall cease to have any rights with respect thereto, except the right to receive the cash payment or the RCA as provided in this Section 2.02.

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Section 2.03         Dissenting Shares.

(a)          Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall be cancelled at the Effective Time, and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration (but shall still be entitled to receive the Special Dividend), and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL, except that all Shares held by Dissenting Shareholders who shall have failed to exercise or who effectively shall have withdrawn or lost their rights to dissent from the Merger under Section 238 of the CICL shall thereupon not be Dissenting Shares and shall be cancelled (and deemed to have been cancelled) as of the Effective Time in consideration for the right to receive the Per Share Merger Consideration, without any interest thereon, in accordance with Section 2.01(a) and shall be payable in the manner provided in Section 2.04.

(b)          The Company shall give the Buyer Group (i) prompt notice of any written notices of objection, written notices of approval, written notices of dissent or written demands for appraisal or written offers under Section 238 of the CICL received by the Company, attempted written withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law and received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to demands for appraisal under the CICL. The Company shall not, except with the prior written consent of the Buyer Group (such consent not be unreasonably withheld, conditioned or delayed), make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(c)          In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of the Merger and the Transactions on such shareholders pursuant to and in accordance with section 238(4) of the CICL within ten days of the authorization and approval of the Merger by shareholders of the Company at the Company Shareholders’ Meeting.

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Section 2.04         Merger Consideration Payment Procedures.

(a)          Paying Agent. Prior to the Effective Time, Parent and Merger Company shall jointly appoint a bank or trust company selected by them and reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for purposes of paying (directly or through the Depositary) the holders of Shares and ADSs the payments required to be made pursuant to Sections 2.01(a), 2.01(b) and Section 2.03 (collectively, the “Merger Consideration”). At or prior to the Effective Time, Merger Company shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs (other than the Continuing Shares and the Excluded Shares), cash in an amount sufficient to pay the Merger Consideration (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”, and in case of payments under Section 2.03, an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). If for any reason following the Effective Time (including as a result of any Dissenting Shareholder effectively waiving, withdrawing or losing such Dissenting Shareholder’s rights to dissent) the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Merger Company shall promptly deposit, or cause the Surviving Company to promptly deposit, cash in immediately available funds into the Exchange Fund in an amount that is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(b)          Exchange Procedures. As promptly as practicable after the Effective Time (and in any event within three Business Days thereafter), the Surviving Company shall cause the Paying Agent to mail or otherwise disseminate to each person who was, immediately prior to the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a)): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and Merger Company and the Company, and shall specify the manner in which the delivery of the aggregate Per Share Merger Consideration to registered holders of Shares (other than the Continuing Shares and Excluded Shares) shall be effected and contain such other provisions as the Buyer Group and the Company may mutually agree prior to the Effective Time) and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) and each registered holder of non-certificated Shares represented by book entry (the “Uncertificated Shares”), in each case, entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a) shall be entitled to receive in exchange therefor payment in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares, multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, the Buyer Group and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time (but in any event not later than two Business Days thereafter) an amount in cash in immediately available funds equal to the product of (x) the number of Shares held by the Depositary immediately prior to the Effective Time (other than the Excluded Shares) and (y) the Per Share Merger Consideration, (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than, if any, ADSs representing Excluded Shares) upon surrender by such holders of such ADSs, (C) until such distribution, the Depositary will invest the funds payable to holders of ADSs, as closely as possible, in the same manner as the Paying Agent invests the Exchange Fund pursuant to Section 2.04(e) (and earnings from investments shall be the sole and exclusive property of the Surviving Company), (D) holders of ADSs who are untraceable will be determined, and ADSs held by such holders will be treated, in the same manner as holders of Shares in Section 2.04(d) and (E) upon termination of the Deposit Agreement as contemplated in Section 2.06, the Depositary will deliver to the Paying Agent any portion of funds payable to holders of ADSs as a result of the Merger which remains undistributed to holders of ADSs as of the date of such termination and the Paying Agent will thereafter pay amounts owed to holders of ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expense of the Depositary and government charges (including any ADS cancellation or termination fee payable in accordance with the Deposit Agreement, but excluding withholding Taxes if any) due to or incurred by the Depositary in connection with the cancellation of the ADSs surrendered and distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs. In the event of a transfer of ownership of Shares prior to the Effective Time that is not registered in the register of members of the Company as of the Effective Time, the Per Share Merger Consideration in respect of such Shares will be paid to such transferee upon delivery of evidence to the reasonable satisfaction of the Surviving Company of such transferee’s entitlement to the relevant Share and to receive the Per Share Merger Consideration, to the exclusion of the applicable transferor and evidence that any applicable share transfer taxes have been paid or are not applicable.

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(c)          Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of the Shares represented by such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d)          Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed or (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Company Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Company on demand for the benefit of Dissenting Shareholders and holders of Shares or ADSs who are untraceable. Dissenting Shareholders and holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company. Monies unclaimed after a period of seven years from the Closing Date shall be forfeited and shall revert to the Surviving Company.

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(e)          Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Buyer Group or, after the Effective Time, the Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Earnings from investments shall be the sole and exclusive property of the Surviving Company. To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment of Merger Consideration, the Buyer Group shall, or shall cause the Surviving Company to, promptly deposit cash into the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments of Merger Consideration. Except as contemplated by Section 2.04(b), this Section 2.04(e) and Section 2.04(f), the Exchange Fund shall not be used for any other purpose.

(f)          Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Shares or ADSs for six months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares and ADS who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.01(a) and 2.01(b). Any portion of the Exchange Fund remaining unclaimed by holders of Shares or ADSs as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable law, become the property of the Surviving Company free and clear of any claims or interest of any person previously entitled thereto.

(g)          No Liability. None of the Paying Agent, Parent, Merger Company, the Surviving Company, the Depositary or any other person shall be liable to any former holder of Shares or ADSs for any such Shares or ADSs (or dividends or distributions with respect thereto), for cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

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(h)          Withholding Rights. Each of Parent, Merger Company, the Surviving Company, the Paying Agent and the Depositary (and any other person that has a payment obligation pursuant to this Agreement) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law relating to Taxes. To the extent that amounts are so deducted or withheld by Parent, Merger Company, the Surviving Company, the Paying Agent or the Depositary (or any other person that has a payment obligation pursuant to this Agreement), as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent, Merger Company, the Surviving Company, the Paying Agent or the Depositary (or any other person that has a payment obligation pursuant to this Agreement), as the case may be, and remitted to the applicable Governmental Authority.

Section 2.05         No Transfers.

From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time (other than Continuing Shares) shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent, Merger Company or Surviving Company for transfer or any other reason (except for Share Certificates representing the Continuing Shares) shall be cancelled in exchange for the right to receive the cash consideration to which the holders thereof are entitled pursuant to Section 2.01(a) (or, in the case of Share Certificates representing Excluded Shares, no consideration, and in the case of Share Certificates representing Dissenting Shares, the applicable payments in accordance with Section 2.03).

Section 2.06         Termination of Deposit Agreement.

As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to JPMorgan Chase Bank, N.A (the “Depositary”) to terminate the deposit agreement, dated June 11, 2014, between the Company, the Depositary and all holders and beneficial holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Section 2.07         Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares but excluding for the avoidance of doubt the Special Dividend), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares (including Shares represented by ADSs) and Company Options the same economic effect as contemplated by this Agreement prior to such action.

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Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), or (b) the Company SEC Reports (excluding disclosures in the Company SEC Reports contained in the “Risk Factors”, “Forward Looking Statements” and other sections to the extent they are general, nonspecific, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein), the Company hereby represents and warrants to Parent and Merger Company that:

Section 3.01         Organization, Good Standing and Qualification.

(a)          The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each of the Company’s Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization or formation, and each Group Company has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, in each case except where the failure of any Group Company to be so organized, existing or in good standing or of any Group Company to have such power, authority and governmental approvals has not had and would not have a Company Material Adverse Effect or would not be reasonably expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of the Company to consummate the Merger. Each Group Company is duly qualified or licensed to do business, and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing), in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed or in good standing as would not have a Company Material Adverse Effect or would not be reasonably expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

(b)          A true and complete list of each Subsidiary of the Company that would constitute a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X of the SEC, identifying the jurisdiction of incorporation or organization of each such Subsidiary, the percentage of the outstanding share capital or other equity interests of, or other interest in, each such Subsidiary owned or held by the Company and each of its other Subsidiaries is set forth in the 2016 Annual Report. Except as set forth in the Data Room or the 2016 Annual Report, there are no other corporations, partnerships, joint ventures, associations or entities through which any Group Company conducts a material portion of its business, or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same which entities are individually or in the aggregate material to the Group Companies taken as a whole, and any other consolidated entities of the Company that are not disclosed to the Buyer Group, considered in the aggregate as a single entity, would not constitute a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X of the SEC.

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Section 3.02         Memorandum and Articles of Association.

The Company has heretofore furnished or otherwise made available in the Data Room a complete and correct copy of the memorandum and articles of association of the Company. The memorandum and articles of association of the Company and the memorandum and articles of association or equivalent organizational documents of each Company Subsidiary, each as amended to date, are in full force and effect. Each Group Company is in compliance with the provisions of its memorandum and articles of association or equivalent organizational documents in all material respects.

Section 3.03         Capitalization.

(a)          The authorized share capital of the Company is $20,000,000 divided into 2,000,000,000 shares comprising of (i) 1,000,000,000 Class A Shares, (ii) 100,000,000 Class B Shares and (iii) 900,000,000 shares of a par value of $0.01 each of such class or classes (however designated) as the Company Board may determine in accordance with the Company’s tenth amended and restated memorandum and articles of association. As of the close of business on March 29, 2017 (the “Capitalization Date”), (i) 26,614,179 Class A Shares and 84,926,543 Class B Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) no Shares are held in the treasury of the Company, (iii) 13,235,966 Class A Shares (in the form of ADSs representing such Class A Shares) are held by the Depositary for future exercises of Company Options (and for the avoidance of doubt are not included in the number of issued and outstanding Shares set forth in clause (i)), (iv) 5,455,496 Class A Shares are subject to the outstanding Company Options, and (v) 11,473,574 Class A Shares that are reserved for future awards to be granted pursuant to the Share Incentive Plans. Except as set forth above, at the close of business on the Capitalization Date, no Shares, other shares of capital stock or other equity interests of the Company were issued, reserved for issuance or outstanding. Since the close of business on the Capitalization Date, the Company has not issued any Shares or other equity interests of the Company, other than issuance which, if made or effected after the date hereof, would not constitute a violation of Section 6.01(b).

(b)          The Company has provided or otherwise made available in the Data Room an electronic data file that sets forth the following information with respect to each Company Share Award outstanding as of the Capitalization Date: (i) the name of the Company Share Award recipient; (ii) the number of Shares subject to such Company Share Award; (iii) the exercise or purchase price of such Company Share Award; (iv) the date on which such Company Share Award was granted; (v) the vesting schedule and other vesting conditions (if any) of such Company Share Award; and (vi) the date on which such Company Share Award expires. The grant of each such Company Share Award was validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the Share Incentive Plans and all applicable Laws.

(c)          Except for the Company Options referred to Section 3.03(a), the ADSs, the Deposit Agreement and the Control Agreements, as of the date of this Agreement, (i) there are no options, warrants, preemptive rights (other than statutory preemptive rights pursuant to applicable PRC Law as may be applicable to shares of the Company’s Subsidiaries incorporated in the PRC), conversion rights, redemption rights, share appreciation rights, repurchase rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue or sell any shares or securities of, or other equity interests in, any Group Company, and (ii) the Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

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(d)          All Shares subject to issuance pursuant to the Company Share Awards, upon the vesting and/or settlement and issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has provided or otherwise made available to the Buyer Group (including through the Company SEC Reports and the Data Room) accurate and complete copies of (x) the Share Incentive Plans pursuant to which the Company has granted the Company Share Awards that are currently outstanding, (y) the form of all award agreements evidencing such Company Share Awards and (z) in the case of Company Share Awards granted after June 12, 2014, award agreements evidencing Company Share Awards with terms that are materially different from those set forth in the forms of award agreement.

(e)          To the extent applicable, the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and each other entity in which any Group Company owns any non-controlling equity interest is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and each such other entity that is owned by any Group Company is owned by the relevant Group Company free and clear of all Liens or controlled by a Group Company pursuant to the Control Agreements. Such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law and the applicable Control Agreements) to receive dividends and distributions on, all such equity securities.

Section 3.04         Authority Relative to this Agreement; Board Determination; Fairness Opinion.

(a)          The Company has the requisite corporate or similar power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the approval and authorization of this Agreement, the Plan of Merger and the Merger by a special resolution (as defined in the CICL), which requires the affirmative vote of holders of Shares representing not less than two-thirds of the Shares present and voting in person or by proxy as a single class at the Company Shareholders’ Meeting in accordance with Section 233(6) of the CICL and the memorandum and articles of association of the Company (the “Requisite Company Vote”). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Company, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

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(b)          The Special Committee comprises two members of the Company Board, each of whom is not affiliated with any of the Buyer Group Parties, is not a member of the Company’s management and qualifies as an “independent director” (as such term is defined in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company and its shareholders (other than Parent and the holders of the Excluded Shares), (ii) approved and declared advisable this Agreement and the Transactions, (iii) directed that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval and (iv) subject to the terms of this Agreement (including Section 7.04(c)), resolved to recommend approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares (the “Company Recommendation”).

(c)          The Special Committee has received the written opinion of Duff & Phelps, LLC (the “Financial Advisor”) dated as of the date of this Agreement, to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, each of the Per Share Merger Consideration to be received by the holders of Shares (other than the Continuing Shares, the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Buyer Group promptly after the date of this Agreement solely for informational purposes. The Financial Advisor has consented to the inclusion of a copy of its opinion in the Proxy Statement. It is agreed and understood that such opinion may not be relied on by Buyer Group or any of their respective Affiliates.

Section 3.05         No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement and the Plan of Merger by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule (including rules and regulations of applicable securities exchanges), code, executive order, injunction, judgment, decree or other order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company pursuant to, any Contract to which any the Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not have a Company Material Adverse Effect or would not be reasonably expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

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(b)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority (including applicable securities exchanges), instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, which shall incorporate by reference the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on such documents), (ii) compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iv) the Foreign Exchange Filings and Foreign Exchange Approvals and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have a Company Material Adverse Effect or would not be reasonably expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

Section 3.06         Permits; Compliance with Laws.

(a)          Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits (including operating limits, special industry permits and public hygiene permits), easements, variances, exceptions, consents, certificates (including certificates or other proof evidencing their passing of the fire protection or safety inspection), approvals and orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted, except for any such franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders the absence of which would not have a Company Material Adverse Effect (the “Material Company Permits”). All such Material Company Permits are valid and in full force and effect, and each Group Company is in compliance, in all material respects, with the terms of the Material Company Permits. As of the date hereof, no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened. Without limiting the generality of the foregoing, except as would not have a Company Material Adverse Effect, all approvals, filings and registrations and other requisite formalities with Governmental Authorities in the People’s Republic of China (the “PRC”) that are material to the Group Companies, taken as a whole, and are required to be obtained or made in respect of each Group Company incorporated in the PRC with respect to its capital structure and operations as it is now being conducted, including, if so material, the approvals of and registrations with the State Administration for Industry and Commerce (“SAIC”), the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation, and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws.

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(b)          Except as would not have a Company Material Adverse Effect or reasonably expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of the Company to consummate the Merger, no Group Company is in conflict with, or in default, breach or violation of any Law applicable to it (including any Laws applicable to its business, and any Laws related to the protection of personal data) or by which any of its properties or assets are bound. No Group Company has received any notice or communication from any Governmental Authority or stock exchange of any non-compliance with any applicable Laws or listing rules or regulations that has not been cured or of which the statute of limitation has not lapsed, except for such investigations, charges, assertions, reviews or notifications of violations the outcome of which would not have a Company Material Adverse Effect or be reasonably expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

(c)          Except as would not have a Company Material Adverse Effect, each Group Company has complied in all material respects with the reporting and/or registration requirements applicable to it under SAFE Circular 7, SAFE Circular 37 or any other applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”). Except as would not have a Company Material Adverse Effect, as of the date hereof, no Group Company has received any inquiries, notifications, orders or any other forms of official correspondence from the SAFE or any of its local branches with respect to any actual or alleged material non-compliance by the Company or any of its Subsidiaries with their respective reporting, registration and/or other procedural requirement under the SAFE Rules and Regulations with respect to the Share Incentive Plans and the Company Share Awards.

(d)          None of the Company, any of its Subsidiaries and their respective directors, officers, employees or, to the Company’s knowledge, any of the other Company Representatives acting on behalf of any Group Company, has in any respect taken any action, failed to take any action or has been alleged to have taken any action that, directly or indirectly, would constitute a violation by such persons of Anticorruption Laws, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value (“Payment”) (i) to or for the use of any Government Official, (ii) to any other person either for an advance or reimbursement, if it knows or has reason to know that any part of such Payment will be directly or indirectly given or paid by such other person, or will reimburse such other person for Payments previously made, to any Government Official; or (iii) to any other person or entity, to obtain or keep business or to secure some other improper advantage, the payment of which would violate applicable Anticorruption Laws, in each case except as would not be material to the Group Companies, taken as a whole. Without limiting the generality of the foregoing, none of the Company, any of its Subsidiaries and their respective directors, officers, employees or, to the Company’s knowledge, any of the other Company Representatives acting on behalf of any Group Company, has directly or indirectly, (x) made any contribution, gift, bribe, payoff, influence payment, kickback, or any other fraudulent payment in any form, whether in money, property, or services to any person in the PRC, in violation of any applicable Anticorruption Laws: (1) to obtain favorable treatment in securing business for the Company or its Subsidiaries, (2) to pay for favorable treatment for business that is already secured, or (3) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or its Subsidiaries; or (y) established or maintained any fund or assets in which a Company’s Subsidiary has proprietary rights and that have not been recorded in the books and records of such Subsidiary, except, in each case, as would not be material to the Group Companies, taken as a whole.

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Section 3.07         SEC Filings; Financial Statements.

(a)          The Company has filed all forms, reports and documents required to be filed with the SEC since June 11, 2014 pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act (the forms, reports and other documents filed since June 11, 2014 and those filed subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”). As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act (and to the extent such Company SEC Reports were amended, then as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied as to form in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, in each case, as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable). No Subsidiary of the Company has filed, or is required to file, any form, report or other document with the SEC.

(b)          Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with U.S. GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by the applicable SEC form and related rules of the SEC).

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(c)          Except as and to the extent set forth on the audited financial statements of the Company for the fiscal year ended June 30, 2016 (including the notes thereto) included in the 2016 Annual Report, no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations (A) incurred in the ordinary course of business consistent with past practice since June 30, 2016, (B) incurred pursuant to this Agreement or in connection with the Transactions, or (C) which would not have a Company Material Adverse Effect.

(d)          The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 applicable to it. The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that all information relating to the Company and its Subsidiaries required to be included in reports filed or submitted under the Exchange Act is made known on a timely basis to its chief executive officer and chief financial officer or other persons performing similar functions.

(e)          The Company maintains (i) internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and (ii) disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) that are reasonably designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer. Neither the Company nor, to the knowledge of the audit committee of the Company Board, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. To the knowledge of the Company, there is and has been, no fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company.

(f)          The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE, subject to availing itself of any “home country” exemption from such rules and regulations available to a “foreign private issuer” (as defined under the Exchange Act and under the relevant rules and regulations of NYSE).

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Section 3.08         Proxy Statement.

The information supplied by the Company for inclusion in the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein) shall not (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of any of the Buyer Group Parties for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09         Absence of Certain Changes or Events.

Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, since June 30, 2016, (a) each Group Company has conducted their respective businesses in the ordinary course of business in all material respects; and (b) there has not been a Company Material Adverse Effect.

Section 3.10         Labor and Employment Matters.

(a)          No Group Company is a party to or bound by any collective bargaining agreement or other labor union contract applicable to persons employed by it, and, to the knowledge of the Company, as of the date of this Agreement, there are no material organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any employee of any Group Company. Except as would not have a Company Material Adverse Effect, there are no unfair labor practice complaints pending or, to the knowledge of the Company, threatened against any Group Company before any Governmental Authority and, as of the date hereof, there is no organized strike, slowdown, work stoppage or lockout, or similar activity currently occurring or, to the knowledge of the Company, threatened against or involving any Group Company.

(b)          Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Group Company (i) is in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Authority and (ii) is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, (A) there is no claim with respect to payment of wages, salary or overtime pay that is now pending or, to the knowledge of the Company, threatened before any Governmental Authority with respect to any persons currently or formerly employed by any Group Company, (B) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that is now pending or, to the knowledge of the Company, threatened with respect to any Group Company and (C) there is no charge of discrimination in employment or employment practices for any reason, including, age, gender, race, religion or other legally protected category, that is now pending or, to the knowledge of the Company, threatened against any Group Company before any Governmental Authority in any jurisdiction in which any Group Company has employed or currently employs any person.

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(c)          Each Company Employee Plan is and has at all times been operated and administered in compliance with the provisions thereof and all applicable legal requirements in all material respects.

(d)          Except as expressly provided under this Agreement, neither the execution of this Agreement, shareholder approval of this Agreement, nor the consummation of the Transactions (without any additional or subsequent events such as a termination of employment), will (i) entitle any current or former director, employee or consultant of any Group Company to material compensation in the form of a severance payment, bonus payment or similar payment, (ii) accelerate the time of payment or vesting, increase the amount payable, or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits due to any employee, officer, director, stockholder or other service provider of any Group Company or its Subsidiaries (whether current, former or retired) or their beneficiaries, (iii) increase any benefits otherwise payable under any of the Company Employee Plans, or (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Employee Plan following the Effective Time.

Section 3.11         Absence of Litigation.

As of the date hereof, there is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company or any property or asset of any Group Company, before any Governmental Authority that (i) has had, or if decided adversely against any Group Company, would have, a Company Material Adverse Effect, or (ii) has enjoined, restrained, prevented or materially delayed, or, if decided adversely against any Group Company, would reasonably be expected to enjoin, restrain, prevent or materially delay, the performance by the Company of its obligations under this Agreement or the consummation of the Transactions. No Group Company, nor any property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except as would not have a Company Material Adverse Effect or would not be reasonably expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

Section 3.12         Real Property; Title to Assets.

(a)          The Group Companies do not own any real property.

(b)          Each current Lease in respect of the corresponding Leased Real Property is in full force and effect, valid and effective in accordance with its terms, subject to the Bankruptcy and Equity Exception, and there is not any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by such Group Company or, to the knowledge of the Company, by the other party to any Lease except as would not have a Company Material Adverse Effect. The applicable Group Company has good and valid leasehold or subleasehold interests in each parcel of Leased Real Property, free and clear of any Liens other than Permitted Encumbrances, except as would not have a Company Material Adverse Effect.

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Section 3.13         Intellectual Property. Except as would not have a Company Material Adverse Effect:

(a)          With respect to each item of Intellectual Property owned by any Group Company (“Company Owned Intellectual Property”):

(i)          such Group Company is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property free and clear of all Liens (other than Permitted Encumbrances);

(ii)         such Company Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part; and

(iii)        to the knowledge of the Company, no person is engaging in any activity that infringes, dilutes or misappropriates such Company Owned Intellectual Property.

(b)          With respect to each item of Intellectual Property licensed to any Group Company that is material to the business, financial condition or results of operations of the Group Companies taken as a whole (“Company Licensed Intellectual Property”), such Group Company has the right to use such Company Licensed Intellectual Property in the continued operation of its business in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property.

(c)          To the knowledge of the Company, no written claim has been asserted to any Group Company that the conduct of the business of any Group Company as currently conducted infringes upon or misappropriates any Intellectual Property rights of any third party.

(d)          There are no pending or, to the knowledge of the Company, threatened Actions by any person alleging infringement, dilution, unauthorized disclosure, or misappropriation by any Group Company of the Intellectual Property rights of such person, demands or unsolicited offers to license any Intellectual Property, or challenges to the validity, enforceability or ownership of, or the right to use, any Intellectual Property owned by the Group Companies.

(e)          All registrations with and applications to any Governmental Authority in respect of the Company Owned Intellectual Property and the licenses of such Company Licensed Intellectual Property necessary for the protection of such Intellectual Property under applicable Laws have been made, are valid and in full force and effect.

(f)          Neither the execution of this Agreement nor the consummation of any Transaction will adversely affect any Group Company’s rights with respect to any Company Owned Intellectual Property or Company Licensed Intellectual Property.

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(g)          The Company’s proprietary database has not experienced any material data loss, whether at the hardware level, the software level or the data level, has been maintained in good working condition in all material respects and is fully accessible and is available for use in the Company’s business in a manner consistent with past practice. The Company IT Assets are: (A) adequate and sufficient in all material respects for the operation of the Company’s and its Subsidiaries’ business in a manner consistent with past practice; and (B) to the knowledge of the Company, are free from any material defects, viruses, worms and other malware. The Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures in respect of the Company IT Assets and proprietary database. Since January 1, 2016, there has been no substantial disruption or interruption in the availability or use of the Company IT Assets or proprietary database in a manner material and adverse to the operations of the Company’s business for a period of more than 12 continuous hours or 24 hours in any rolling 30-day period, and to the knowledge of Company, (i) no person has gained unauthorized access to any Company IT Assets and (ii) the data that the Company IT Assets process or produce with respect to the businesses of the Company and its Subsidiaries has not been corrupted or compromised in any material respect.

Section 3.14         Taxes.

(a)          Each Group Company has timely filed all Tax returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings. All such Tax returns are true, accurate and complete. All material Taxes of each Group Company that are due and payable (whether or not shown on any Tax return) have been timely paid. Each Group Company has properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law, and has otherwise materially complied with all Tax payments, withholding and reporting requirements. There are no Tax Liens upon any shares, securities, equity interests, property or assets of any Group Company except liens for current Taxes not yet due or liens for Taxes that are being contested in good faith by appropriate proceedings.

(b)          No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. No taxing authority has asserted in writing against any Group Company any deficiency or claim for any Taxes. No claim has been made in writing by a Governmental Authority since January 1, 2015 in a jurisdiction where any Group Company does not file Tax returns that such Group Company is or may be subject to taxation by that jurisdiction.

(c)          No Group Company (i) is or has been a member of an affiliated, combined, consolidated, unitary or other group filing a group tax return or (ii) has any material liability for the Taxes of any person, as a transferee or successor, by contract or otherwise. No Group Company is a party to or bound by any tax allocation or sharing agreement.

Section 3.15         No Secured Creditors.

The Company does not have any secured creditors holding a fixed or floating security interest other than pursuant to the Company Offshore Loans.

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Section 3.16         Material Contracts.

(a)          Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports prior to the date hereof, as of the date hereof, none of the Group Companies is a party to or bound by any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act. Each such Contract described in this Section 3.16(a), whether or not filed as an exhibit to the Company SEC Reports, is referred to herein as a “Material Contract.”

(b)          Except as would not have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against the such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception; (ii) to the knowledge of the Company, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception; (iii) no Group Company and, to the knowledge of the Company as of the date hereof, no counterparty, is or is alleged to be in breach or violation of, or default under, any Material Contract; (iv) no Group Company has received any written notice of termination or cancellation under any such Material Contract and (v) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract.

Section 3.17         Insurance.

The Group Companies maintain insurance coverage with reputable insurers in such amounts and covering such risks as required under applicable Law or as has been determined to be appropriate by the Company Board (taking into account the cost and availability of such insurance), including directors and officers insurance.

Section 3.18         Variable Interest Entities.

The Company controls its VIEs through the Control Agreements, and there is no enforceable written agreement to rescind, amend or change the material terms of such Control Agreements other than as contemplated by this Agreement.

Section 3.19         Interested Party Transactions.

None of the officers or directors of any Group Company is presently a party to any transaction with the Company or any of its Subsidiaries that would be required to be reported under Item 404 of Regulation S-K of the SEC (other than for services as officers, directors and employees of a Group Company), other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of the Company or any of its Subsidiaries), (b) reimbursement for expenses incurred on behalf of the Company or any of its Subsidiaries and (c) other employee benefits, including Company Share Awards, in each case, in the ordinary course of business and consistent with past practice.

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Section 3.20         Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law that may be applicable to the Company other than the CICL (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 3.21         Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.22         Available Offshore Cash; Special Dividend.

(a)          Concurrently with the execution of this Agreement, the Company Board has adopted resolutions to (a) declare a cash dividend of an amount not less than the Minimum Special Dividend and, subject to the Company holding Available Offshore Cash in amounts legally available to pay a cash dividend in excess of the Minimum Special Dividend as determined in accordance with Section 7.15 as of the Joint Venture Dividend and Distribution End Date after compliance with the provisions of Section 7.16(b), up to the Maximum Special Dividend (such cash dividend, and the amount thereof as finally determined in accordance with and subject to the terms of this Agreement, the “Special Dividend” ), to holders of record of issued and outstanding Shares and ADSs immediately prior to the Effective Time, including Parent, payment of which shall be conditioned upon the Closing, and (b) delegate authority to the Special Committee to set the record date and payment date (consistent with this Agreement) and otherwise implement the Special Dividend, once the amount of the Special Dividend has been finally determined in accordance with Section 7.15(b), to be paid to shareholders of record immediately prior to the Effective Time.

(b)          The aggregate amount of Available Offshore Cash is sufficient to pay in full, and such amounts are legally available to pay, the Minimum Special Dividend.

(c)          The Special Dividend, when declared and when paid, will be in compliance with the laws of the Cayman Islands (including the CICL) and the memorandum and articles of association of the Company.

Section 3.23         No Other Representations or Warranties.

Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided or made available by the Company or its Representatives to the Buyer Group Parties or any of their Affiliates or respective Representatives, notwithstanding the delivery or disclosure to Parent, Merger Company or any of their respective Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Company acknowledges the foregoing.  Neither the Company nor any other person on behalf of the Company will have or be subject to any liability or indemnity obligations to Parent, Merger Company or any other person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Company or any of their respective Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

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Article IV

REPRESENTATIONS AND WARRANTIES OF MERGER COMPANY

Merger Company hereby represents and warrants to the Company that:

Section 4.01         Corporate Organization.

Merger Company is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Merger Company has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, in each case except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Merger Company or otherwise be materially adverse to the ability of Merger Company to perform its material obligations under this Agreement. Merger Company has made available to the Company its complete and correct copies of the memorandum and articles of association, as amended to date, and as so delivered is in full force and effect.

Section 4.02         Capitalization of Merger Company; No Prior Activities.

(a)          Merger Company was formed solely for the purpose of engaging in the Transactions and is wholly owned, directly or indirectly, by the Affiliates of the Sponsors, and Merger Company has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than in connection with the arrangement of the Equity Financing and the Debt Financing (if applicable) and those incident to its formation and capitalization pursuant to this Agreement and the Transactions.

(b)          As of the date hereof, the authorized share capital of Merger Company consists solely of 50,000,000 ordinary shares, par value $0.001 per share, of which two shares are validly issued and outstanding, which is duly authorized, validly issued, fully paid and nonassessable. All of the issued and outstanding share capital of Merger Company is, and immediately prior to the Effective Time will be, owned by the Affiliates of the Sponsors.

Section 4.03         Authority Relative to This Agreement.

Merger Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Merger Company of this Agreement and the consummation by Merger Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate action on the part of Merger Company is necessary to authorize the execution and delivery by the Merger Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.04(b)). This Agreement has been duly and validly executed and delivered by Merger Company and, assuming the due authorization, execution and delivery by the Company and Parent, constitutes a legal, valid and binding obligation of Merger Company, enforceable against Merger Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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Section 4.04         No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement and the Plan of Merger by Merger Company do not, and the performance of this Agreement and the Plan of Merger by Merger Company will not, (i) conflict with or violate the memorandum and articles of association of Merger Company, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and obligations described in Section 4.04(b) have been made, conflict with or violate any Law applicable to Merger Company or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Merger Company pursuant to, any Contract or obligation to which Merger Company is a party or by which Merger Company or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Merger Company or otherwise be materially adverse to the ability of Merger Company to perform its material obligations under this Agreement.

(b)          The execution and delivery of this Agreement by Merger Company do not, and the performance of this Agreement by Merger Company and the consummation by Merger Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the joining of Merger Company in the filing of a Schedule 13E-3 which shall incorporate by reference the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of the NYSE, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL and the publication of notification of the Merger in the Cayman Islands Government Gazette and (iv) the Foreign Exchange Filings and Foreign Exchange Approvals.

(c)          Merger Company has no secured creditors holding a fixed or floating security interest.

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Section 4.05         Financing.

(a)          Each Sponsor has delivered to the Company a true and complete copy of its executed equity commitment letter (collectively, the “Equity Commitment Letters”), dated as of the date hereof, pursuant to which such Sponsor has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, securities of Merger Company up to the aggregate amount set forth therein (collectively with respect to all Sponsors, the “Equity Financing”). The proceeds of the Equity Financing shall be used to finance the consummation of the Transactions.

(b)          As of the date hereof, each of the Equity Commitment Letters are in full force and effect and are the legal, valid, binding and enforceable obligations of Merger Company, as the case may be, and, to the knowledge of Merger Company, the other parties thereto (as applicable and subject to the Bankruptcy and Equity Exception).

(c)          As of the date hereof, (i) none of the Equity Commitment Letters has been amended or modified and no such amendment or modification is contemplated (other than as permitted by Section 7.07(c) and Section 7.07(d)), (ii) the commitments contained in the Equity Commitment Letters have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated (other than as permitted by Section 7.07(c) and Section 7.07(d)), and (iii) there is no default or breach under the Equity Commitment Letters by Merger Company, and Merger Company has no knowledge of any occurrence that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach under any of the Equity Commitment Letters or prevent or materially impede or delay the other parties thereto from providing or funding, as applicable, any portion of the Equity Financing.

(d)          Assuming (i) the Equity Financing is funded in accordance with the Equity Commitment Letters, and (ii) the satisfaction of the conditions to the obligation of each party to consummate the Merger as set forth in Section 8.01 and the conditions to the obligation of Parent and Merger Company to consummate the Merger as set forth in Section 8.02 or the waiver of such conditions (other than the condition set forth in Section 8.02(e)), the net proceeds of the Equity Financing contemplated by the Equity Commitment Letters will be sufficient for Merger Company to pay the aggregate Merger Consideration and all related fees and expenses of Merger Company in connection with the Transactions.

(e)          The Equity Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Equity Financing available to Merger Company on the terms and conditions contained therein. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements (whether written or oral) to which Merger Company or any of its Affiliates is a party related to the funding or investment, as applicable, of the Equity Financing other than (i) those previously disclosed to the Company or its Representatives or (ii) as expressly set forth herein or in the Equity Commitment Letters and any customary engagement letter and non-disclosure agreements that do not impact the conditionality, availability or amount of the Equity Financing.

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(f)          As of the date hereof, subject to the accuracy of the representations and warranties of the Company set forth in Article III and the satisfaction of the conditions set forth in Section 8.01 and Section 8.02, Merger Company has no reason to believe that any of the conditions to the funding of the Equity Financing set forth in the Equity Commitment Letters will not be satisfied or that the Equity Financing will not be available to Merger Company at the Closing.

Section 4.06         Limited Guarantees.

(a)          Each of the Sponsors has delivered to the Company true and complete copies of an executed limited guarantee (each a “Limited Guarantee” and collectively the “Limited Guarantees”) in favor of the Company, providing that, in the event and to the extent that Merger Company fails to pay the full amount of the Merger Company Termination Fee when due and in accordance with Section 9.06(b) and reimburse the Company’s out-of-pocket costs and expenses in accordance with Section 7.08(b) and Section 7.16(f), the Company (upon the written instruction by the Special Committee or the Company Board upon the recommendation of the Special Committee) will have the right to the payment of any unpaid amount of the Merger Company Termination Fee and any unreimbursed costs and expenses of the Company under Section 7.08(b) and Section 7.16(f) in US dollars up to the maximum amount specified therein, upon delivery of a demand to such counterparty to the Limited Guarantee, on the terms and subject to the conditions of such Limited Guarantee.

(b)          Each Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of each Sponsor subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Sponsor under their respective Limited Guarantee.

Section 4.07         Proxy Statement.

None of the information provided by Merger Company and Sponsors with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement: (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto to the shareholders of the Company and (ii) at the time of the Shareholders’ Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Merger Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of any of the Company, Parent or any of their respective Affiliates or their or their Affiliates’ Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 4.08         Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Merger Company.

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Section 4.09         Absence of Litigation.

As of the date hereof, (i) there is no Action pending or, to the knowledge of Merger Company, threatened against Merger Company or any of its Affiliates, and (ii) to the knowledge of Merger Company, there is no Action pending or threatened against Parent and its Affiliates (excluding the Company and any of its Subsidiaries), in each case, other than any such Action that would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the Transactions. None of Merger Company or any of its Affiliates, nor, to the knowledge of Merger Company, Parent or any of its Affiliates (excluding the Company and any of its Subsidiaries), is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Merger Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the Transactions.

Section 4.10         Ownership of Shares.

As of the date of this Agreement, Merger Company does not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company, or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 4.11         Solvency.

Merger Company is not Insolvent as of the date hereof. Merger Company is not entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors.

Section 4.12         Buyer Group Contracts; No Other Agreements.

(a)          Merger Company has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts to which it or any of its Affiliates (including the Sponsors and their respective Affiliates) is a party.

(b)          As of the date hereof, other than the Buyer Group Contracts, there are no Contracts to which Merger Company and its Affiliates (including the Sponsors and their respective Affiliates) or, to the knowledge of Merger Company, Parent and its Affiliates (other than the Company and its Subsidiaries) is a party (i) with any of the Group Company’s directors, officers, employees that relate in any way to the Transactions, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration, (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Competing Transaction or (iv) relating to any Competing Transactions.

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Section 4.13         Non-Reliance on Company Estimates.

The Company has made available to Merger Company or its Representatives, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Merger Company hereby acknowledges and agrees that (a) these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other, (b) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, (c) Merger Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or budgets) and (d) Merger Company is not relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and Merger Company shall not, and shall cause its Affiliates and Representatives not to, hold any such person liable with respect thereto; provided, that nothing contained in this Section 4.13 shall be deemed to limit in any way the representations and warranties of the Company set forth in this Agreement.

Section 4.14         Independent Investigation.

Merger Company has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Merger Company, its Affiliates and their respective Representatives. By entering into this Agreement, Merger Company acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 4.15         No Other Representations or Warranties.

Except for the representations and warranties made by Merger Company in this Article IV, neither Merger Company nor any other person on behalf of Merger Company makes any other express or implied representation or warranty with respect to Merger Company or any of its Subsidiaries or its or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided or made available by Merger Company or its Representatives to the Company or any of its Representatives, notwithstanding the delivery or disclosure to the Company or any of its Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company acknowledges the foregoing.  Neither Merger Company nor any other person on behalf of Merger Company will have or be subject to any liability or indemnity obligations to the Company or any other person resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Representatives, or its use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

Article V

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company that:

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Section 5.01         Corporate Organization.

Parent is a proprietary company limited by shares duly incorporated and validly existing and in good standing under the laws of the Commonwealth of Australia. Parent has the requisite corporate power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, in each case except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or otherwise be materially adverse to the ability of Parent to perform its material obligations under this Agreement. Parent has made available to the Company its complete and correct copies of the memorandum and articles of association (or equivalent constitutional documents), as amended to date, and as so delivered is in full force and effect.

Section 5.02         Authority Relative to This Agreement.

Parent has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate action on the part of Parent is necessary to authorize the execution and delivery by the Parent of this Agreement, the Plan of Merger and the consummation by it of the Transactions (other than the filings, notifications and other obligations and actions described in Section 5.03(b)). This Agreement has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Company and Merger Company, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.03         No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement and the Plan of Merger by Parent does not, and the performance of this Agreement and the Plan of Merger by Parent will not, (i) conflict with or violate the memorandum and articles of association of Parent, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.03(b) have been obtained and all filings and obligations described in Section 5.03(b) have been made, conflict with or violate any Law applicable to Parent or by which any property or asset of Parent is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent pursuant to, any Contract or obligation to which Parent is a party or by which Parent or any property or asset of Parent is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or otherwise be materially adverse to the ability of Parent to perform its material obligations under this Agreement.

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(b)          The execution and delivery of this Agreement and the Plan of Merger by Parent does not, and the performance of this Agreement and the Plan of Merger by Parent and the consummation by Parent of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the joining of Parent in the filing of a Schedule 13E-3, which shall incorporate by reference the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of NYSE and the Australian Securities Exchange, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL and the publication of notification of the Merger in the Cayman Islands Government Gazette and (iv) the Foreign Exchange Filings and Foreign Exchange Approvals.

Section 5.04         Proxy Statement.

None of the information provided by Parent with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement: (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto to the shareholders of the Company; and (ii) at the time of the Shareholders’ Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of any of the Company, Merger Company or any of their respective Affiliates or their or their Affiliates’ Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 5.05         Brokers.

Except as disclosed in Schedule 5.05, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

Section 5.06         Absence of Litigation.

As of the date hereof, (i) there is no Action pending or, to the knowledge of Parent, threatened against any of Parent or any of its Affiliates (excluding the Company and any of its Subsidiaries), and (ii) to the knowledge of Parent, there is no Action pending or threatened against Merger Company or its Affiliates, in each case, other than any such Action that would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the Transactions. Neither Parent, any of its Affiliates (excluding the Company and any of its Subsidiaries), nor, to the knowledge of Parent or any of its Affiliates, Merger Company or any of its Affiliates, is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the Transactions.

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Section 5.07         Ownership of Shares.

Except pursuant to this Agreement, and other than as disclosed in the Schedule 13G filed by SEEK Limited with the SEC on February 13, 2015, Parent does not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company, or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company. None of Parent’s Shares (and, for the avoidance of doubt, no Continuing Shares) are held through, or in the form of, ADSs.

Section 5.08         Solvency.

Parent is not Insolvent as of the date hereof. Parent is not entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors.

Section 5.09         Buyer Group Contracts; No Other Agreements.

(a)          Parent has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts to which it or any of its Affiliates (other than the Company and its Subsidiaries) is a party.

(b)          As of the date hereof, other than the Buyer Group Contracts, there are no Contracts to which Parent and its Affiliates (other than the Company and its Subsidiaries) or, to the knowledge of Parent, any of the other Buyer Group Parties is a party (i) with any of the Group Company’s directors, officers, employees that relate in any way to the Transactions, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Competing Transaction or (iv) relating to any Competing Transactions.

Section 5.10         Support Agreement.

The Support Agreement is in full force and effect as of the date of this Agreement and constitutes legal, valid and binding obligations of Parent. The Support Agreement has not been amended or modified and no such amendment or modification (other than as permitted by Section 7.07(c) and Section 7.07(d)) is contemplated. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements (whether written or oral) to which Parent or any of its Affiliates (other than the Company and its Subsidiaries) is a party related to the Continuing Shares other than the Support Agreement and the other Buyer Group Contracts to which Parent is a party.

Section 5.11         Non-Reliance on Company Estimates.

The Company has made available to Parent or its Representatives, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Parent hereby acknowledges and agrees that (a) these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other, (b) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, (c) Parent is taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or budgets), and (d) Parent is not relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates (other than Parent and its Affiliates that do not include the Company and its Subsidiaries) and Representatives, and Parent shall not, and shall cause its Affiliates and Representatives not to, hold any such person liable with respect thereto; provided, that nothing contained in this Section 5.11 shall be deemed to limit in any way the representations and warranties of the Company set forth in this Agreement.

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Section 5.12         Independent Investigation.

Parent has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, its Affiliates (other than the Company and its Subsidiaries) and its and their respective Representatives. Parent acknowledges that, as of the date of this Agreement, it, its Affiliates (other than the Company and its Subsidiaries) and its and their respective Representatives have been provided sufficient access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, Parent acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 5.13         No Other Representations or Warranties.

Except for the representations and warranties made by Parent in this Article V, neither Parent nor any other person on behalf of Parent makes any other express or implied representation or warranty with respect to Parent or any of its Affiliates or its or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided or made available by Parent or its Representatives to the Company or any of its Representatives, notwithstanding the delivery or disclosure to the Company or any of its Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company acknowledges the foregoing.  Neither Parent nor any other person on behalf of Parent will have or be subject to any liability or indemnity obligations to the Company or any other person resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Representatives, or its use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article V.

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Article VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01         Conduct of Business by the Company Pending the Merger.

The Company agrees that, from the date of this Agreement until the Effective Time, except as (x) required by applicable Law, (y) set forth in Section 6.01 of the Company Disclosure Schedule or (z) as expressly contemplated or permitted by any other provision of this Agreement, unless Buyer Group shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (i) the businesses of the Group Companies shall only be conducted, and the Group Companies shall not take any action except, in a lawfully permitted manner in the ordinary course of business and consistent with past practice; and (ii) the Company shall use its commercially reasonable efforts to preserve the assets (including any Intellectual Property) and the business organization of the Group Companies in all material respects.

By way of amplification and not limitation, until the earlier of the Effective Time and termination of this Agreement pursuant to Article IX, the Company undertakes to Parent and Merger Company that, except as (1) required by applicable Law, (2) set forth in Section 6.01 of the Company Disclosure Schedule or (3) expressly contemplated or permitted by any other provision of this Agreement, it shall not, and shall cause its Subsidiaries not to, directly or indirectly, do any of the following without the prior written consent of Buyer Group (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)          amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)          issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class or other equity or equity-linked securities of any Group Company (other than in connection with (A) the exercise of any Company Options in accordance with the Share Incentive Plans, (B) the withholding of Company securities to satisfy tax obligations with respect to Company Share Awards, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Share Awards or (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof), or (ii) any entity, business, rights, property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of $3,000,000 (or an equivalent amount in RMB) except in the ordinary course of business consistent with past practice;

(c)          authorize, declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its securities (other than the Joint Venture Dividend and Distribution, the Special Dividend or dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries);

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(d)          reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares, or any other equity or equity-linked securities (other than the purchase of Shares to satisfy obligations under the Share Incentive Plans, including the withholding of Company securities to satisfy tax obligations with respect to Company Share Awards, the acquisition by the Company of its securities in connection with the forfeiture of Company Share Awards, or the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof);

(e)          effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving any Group Company, or create any new Subsidiary;

(f)          acquire (including by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) any assets, securities or properties, or make any new loan, advance or capital contribution to, or investment in, any person or any division thereof, with a value or purchase price (including the value of assumed liabilities) in excess of $3,000,000 (or an equivalent amount in RMB) in the aggregate, other than capital expenditures in the ordinary course of business consistent with past practice;

(g)          other than in the ordinary course of business consistent with past practice, authorize, or make any commitment with respect to, capital expenditures in excess of $3,000,000 (or an equivalent amount in RMB) in the aggregate in any three-month period;

(h)          redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any Indebtedness or issue any debt securities or other Contracts evidencing Indebtedness, or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person for Indebtedness, except for (i) the incurrence or guarantee of Indebtedness under any Group Company’s existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness (including any renewal, extension, refinancing or replacement of such Contracts on substantially the same terms), (ii) the incurrence of new Indebtedness in connection with arranging Available Offshore Cash Financing in accordance with Section 7.16, (iii) the incurrence of new Indebtedness in an aggregate amount not in excess of $3,000,000 (or an equivalent amount in RMB), and (iv) the repayment of any Indebtedness existing on the date of this Agreement or incurred pursuant to the foregoing clauses (i) through (iii);

(i)          except as otherwise required by Law, pursuant to any Company Employee Plan in effect on the date hereof or contemplated under Section 6.01(i) of the Company Disclosure Schedule, (i) enter into any new employment, transaction or retention bonus or other compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director, officer, employee or consultant of any Group Company other than the hiring or termination of employees or consultants below the vice president level or its equivalent, (ii) grant or provide any pension, retirement allowance, severance or termination payments, bonus or other benefits to any director, officer, employee, consultant, shareholder or other service provider of any Group Company except as required by applicable Law, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, or pay any bonus to, any director, officer or employee of any Group Company except in accordance with past practice, (iv) make, grant or announce any new equity, equity-linked or incentive awards (including any Company Share Awards) to any director, officer, employee, consultant, shareholder or other service provider of any Group Company, (v) establish, adopt, amend or terminate any Company Employee Plan or materially amend the terms of any outstanding Company Share Awards, (vi) take any action to accelerate the vesting of Company Share Awards, or (vii) make, modify or forgive any loans to director, officer, employee, consultant, shareholder or other service provider of any Group Company;

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(j)          engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(k)          make any material changes with respect to financial accounting principles, policies and procedures, except as required by changes in statutory or regulatory accounting rules or U.S. GAAP or regulatory requirements with respect thereto;

(l)          enter into, amend, modify, consent to the termination of, or waive any material rights under, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments of $3,000,000 (or an equivalent amount in other currencies) or more which cannot be terminated without material surviving obligations or material penalty upon notice of ninety (90) days or less;

(m)          enter into any Contract between the Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of the Company or any of its Subsidiaries, on the other hand, except for (i) Contracts solely between the Group Companies and (ii) Contracts permitted under Section 6.01(i) of the Company Disclosure Schedule;

(n)          settle, or offer or propose to settle, (i) any material Action involving or against the Company or any of its Subsidiaries, or (ii) any Action that relates to the Transactions (including any shareholder litigation or dispute against the Company or any of its officers or directors), except for Contracts permitted under Section 6.01(m) of the Company Disclosure Schedule;

(o)          make or change any material Tax election, amend any Tax return, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, fail to pay any material Taxes as they become due and payable, settle or finally resolve any material controversy with respect to Taxes, change or adopt any method of Tax accounting, or take any other similar action relating to the filing of any Tax return or the payment of any Tax; or

(p)          announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

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Section 6.02         Conduct of Business by Parent and Merger Company Prior to the Effective Time.

Each of Parent and Merger Company agrees that, from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied or (b) take any action or fail to take any action, the taking or failure to take, as applicable, would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede its ability to consummate the Merger or the other Transactions.

Article VII

ADDITIONAL AGREEMENTS

Section 7.01         Proxy Statement and Schedule 13E-3.

(a)          As soon as reasonably practicable following the date of this Agreement, the Company, with the assistance of Parent and Merger Company, shall prepare and cause to be filed with the SEC a proxy statement, including a notice convening the Company Shareholders’ Meeting in accordance with requirements set out in the Company’s memorandum and articles of association, relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company (such proxy statement and notice, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Company shall jointly prepare and cause to be filed with the SEC a Schedule 13E-3, and Parent and Merger Company shall use their respective reasonable best efforts to cause all their respective Affiliates that are “engaged” in the Transactions (as determined in good faith by Parent and Merger Company, as the case may be, based on applicable Law, including the SEC’s Compliance and Disclosure Interpretations, or as determined by the SEC) to join promptly the Company, Parent and Merger Company to prepare and cause to be filed with the SEC a Schedule 13E-3 in a timely manner. Each of the Company, Parent and Merger Company shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Company shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and Schedule 13E-3. Each of the Company, Parent and Merger Company shall furnish all information concerning such party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and Schedule 13E-3 and the resolution of comments with respect thereto from the SEC. The Company shall promptly notify the Buyer Group upon the receipt of any written comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and Schedule 13E-3 and shall provide the Buyer Group with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing Schedule 13E-3 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide the Buyer Group with a reasonable period of time to review and comment on such document or response and (ii) shall consider good faith comments reasonably proposed by the Buyer Group; provided, that each of Parent and Merger Company shall, and shall use their respective reasonable best efforts to cause their respective Affiliates that are “engaged” in the Transactions to, promptly furnish all information concerning such party to the others as may be reasonably requested and execute the Schedule 13E-3 (or any amendment or supplement thereto) for filing. Nothing in this Section 7.01 shall limit or preclude the ability of the Company Board or the Special Committee to make a Change in the Company Recommendation in accordance with Section 7.04(c). If, at any time prior to the Company Shareholders’ Meeting, any information relating to the Company, Parent, Merger Company or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Company that should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate to the shareholders of the Company.

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(b)          Each of the parties hereto represents and covenants to the other parties that the information supplied by it and its Affiliates (excluding, in the case of Parent, the Company and its Subsidiaries) and its and their Representatives for inclusion in the Proxy Statement and Schedule 13E-3 will not, at (i) the time the Proxy Statement and 13E-3 (or any amendment thereof or supplement thereto) are filed with the SEC, (ii) the time the Proxy Statement and Schedule 13E-3 (or any amendment thereof or supplement thereto) are first mailed to the shareholders of the Company and (iii) the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)          Each of the Company, Parent and Merger Company shall ensure that all documents that it is responsible for filing with and/or furnishing to the SEC in connection with any of the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, other than with respect to any information supplied by the other parties.

Section 7.02         Shareholders’ Meetings.

(a)          The Company shall, concurrently with or promptly after the later of (x) such time as the SEC confirms that it has no further comments on the Schedule 13E-3 and (y) the date the Company has declared the Special Dividend in accordance with Section 7.15(d), (i) establish a record date for determining shareholders of the Company entitled to vote at the shareholders’ meeting, (ii) with the assistance of Parent and Merger Company, prepare and mail or cause to be mailed or otherwise disseminate the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K to the SEC), including Shares represented by ADSs, as of the record date established for the shareholders’ meeting (the “Company Shareholders’ Meeting”), for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, and (iii) instruct or otherwise cause the Depositary to (A) fix the record date established by the Company for the Company Shareholders’ Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Without the consent of Parent and Merger Company, authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, shall be the only matter (other than procedural matters) to be proposed to be voted upon by the shareholders of the Company at the Company Shareholders’ Meeting.

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(b)          Subject to this Section 7.02, Section 7.04(d) and Section 7.04(e), the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, including the Merger, and shall include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing sentence, the Company agrees that, unless this Agreement is validly terminated in accordance with Article IX, its obligations pursuant to this Section 7.02 (including its obligations to call, give notice of, convene and hold the Company Shareholders’ Meeting and to solicit from its shareholders proxies, in each case, in accordance with this Section 7.02) shall not be affected by the commencement, public proposal, public disclosure, announcement, communication or submission to the Company or any other person of any Competing Transaction, or by any Change in the Company Recommendation. The Company shall use its reasonable best efforts to solicit from its shareholders proxies in relation to the Company Shareholders’ Meeting.

(c)          The Company shall duly convene and hold the Company Shareholders’ Meeting as soon as reasonably practicable following the mailing of the Proxy Statement, unless this Agreement is validly terminated in accordance with Article IX. Notwithstanding anything to the contrary contained in Section 7.02(b), after consultation in good faith with the Buyer Group, the Company may recommend the adjournment of the Company Shareholders’ Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Company Shareholders’ Meeting, (ii) as otherwise required by applicable Law, or (iii) if as of the time for which the Company Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting. If the Company Shareholders’ Meeting is adjourned, unless this Agreement is validly terminated in accordance with Article IX, the Company shall convene and hold the Company Shareholders’ Meeting as soon as reasonably practicable thereafter.

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Section 7.03         Access to Information.

(a)          From the date hereof until the Effective Time and subject to applicable Law and the terms of Section 10.09, upon reasonable advance notice from Parent or Merger Company, the Company shall (i) provide to Parent and Merger Company (and Parent’s or Merger Company’s respective officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent, Merger Company and their respective Representatives such existing financial and operating data and other existing information as such persons may reasonably request and (iii) instruct its and its Subsidiaries’ Representatives to reasonably cooperate with Parent, Merger Company and their respective Representatives in their investigation; provided, that any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties and to the extent reasonably practicable with the resources readily available to the Company and not burdensome or disruptive to the Company’s business; provided, further, that the Company shall not be required to provide Parent, Merger Company or any of their respective Representatives with access to any books, records, documents or other information to the extent that (x) such books, records, documents or other information are subject to any confidentiality agreement with a Third Party (provided, that at the request of Parent or Merger Company, the Company shall use its commercially reasonable efforts to obtain a waiver from such Third Party), (y) the disclosure of such books, records, documents or other information would result in the loss of attorney-client or other legal privilege and joint defense or similar doctrines or workarounds would not be available or effective to preserve privilege, or (z) the disclosure of such books, records, documents or other information is prohibited by applicable Law.

(b)          No investigation conducted or information made available pursuant to this Section 7.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

(c)          All information provided or made available pursuant to this Section 7.03 to Parent, the Merger Company or their respective Representatives shall be subject to the Confidentiality Agreements.

Section 7.04         No Solicitation of Transactions.

(a)          The Company agrees that neither it nor any of its Subsidiaries will, and that it will direct its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information in a manner designed to knowingly encourage), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) with respect to any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information relating to the Company or the Transactions to, any person or entity in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or Contract (except for any Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating to any Competing Transaction (in each case, other than as permitted pursuant to Section 7.04(c)) or (iv) authorize or permit any of the officers, directors or Representatives of the Company or any of its Subsidiaries acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in clauses (a)(i) – (a)(iii) of this Section 7.04. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date hereof which prohibits the Company from providing non-public information concerning the Company or any of its Subsidiaries to Buyer Group or release any Third Party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party in respect of any Competing Transaction unless it releases or waives such provision in the Confidentiality Agreement. The Company shall notify the Buyer Group as promptly as reasonably practicable (and in any event within 48 hours after the Company and/or the Special Committee attains knowledge thereof), orally and in writing, of any proposal or offer with respect to, or any request for non-public information concerning the Company or any of its Subsidiaries in connection with a Competing Transaction, specifying (x) the material terms and conditions thereof (including, if applicable, material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, and (y) the identity of the party making such proposal, offer or request, unless the disclosure of such identity would be prohibited by a confidentiality agreement in effect on the date hereof. The Company shall keep Buyer Group informed, on a reasonably current basis (and in any event within 48 hours of the occurrence of any material change, development, discussion or negotiation) of the status and terms of any such proposal, offer or request and of any material changes in the status and terms of any such proposal, offer or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall provide the Buyer Group with 48 hours’ prior notice (or such lesser prior notice as is provided to members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, will be requested to consider any Competing Transaction. Immediately upon the execution and delivery of this Agreement, the Company shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to any possible Competing Transaction.

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(b)          Notwithstanding anything to the contrary in this Section 7.04, at any time prior to the receipt of the Requisite Company Vote, the Company Board and/or the Special Committee may, directly or indirectly through the Company’s Representatives, (x) contact and engage in discussions with any person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction (provided, that such bona fide proposal or offer does not result from a violation of Section 7.04(a)) in order to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes or is reasonably expected to lead to a Superior Proposal, and (y) furnish information to, and enter into discussions and negotiations with, such person if the Special Committee has (i) determined in good faith (after consultation with its financial advisor and independent legal counsel), that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal, (ii) determined in good faith (after consultation with independent legal counsel), that, in light of such Superior Proposal, failure to furnish such information to or enter into discussions or negotiations with such person would be reasonably likely to violate its fiduciary obligations to the Company and its shareholders under applicable Law and (iii) obtained from such person an executed confidentiality agreement (an “Acceptable Confidentiality Agreement”) on terms no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting or impairing the Company from satisfying its obligations under this Agreement, and that the Company may enter into a confidentiality agreement without a standstill provision or with other terms that are less favorable to the Company than the Confidentiality Agreement if it waives or similarly modifies the standstill provision and such other terms, as applicable, in the Confidentiality Agreement); provided, that the Company shall concurrently make available to Buyer Group any material information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to Buyer Group or its Representatives, none of which actions shall be deemed to violate Section 7.04(a).

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(c)          Except as set forth in this Section 7.04, neither the Company Board nor any committee thereof shall (i) change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in each case, in a manner adverse to Parent or Merger Company, the Company Recommendation, or fail to include the Company Recommendation in the Proxy Statement (each, a “Change in the Company Recommendation”), (ii) authorize, approve or recommend, or publicly propose to authorize, approve or recommend to the shareholders of the Company, an offer or proposal with respect to a Competing Transaction, (iii) if a tender offer or exchange offer for 20% or more of the outstanding share capital of the Company that constitutes a Competing Transaction is commenced, fail to recommend against acceptance of such tender offer or exchange offer by its shareholders within 10 Business Days after commencement, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer; provided, that a customary “stop, look and listen” communication by the Company Board or the Special Committee to shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed to be a Change in the Company Recommendation or violate this Section 7.04, or (iv) approve or recommend, cause or permit the Company to enter into, or submit to a vote by its shareholders, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar document or Contract with respect to any Competing Transaction (other than an Acceptable Confidentiality Agreement) (any of the foregoing in this clause (iv), an “Alternative Acquisition Agreement”).

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(d)          Notwithstanding the foregoing, at any time prior to the receipt of the Requisite Company Vote, if the Company has received a written, bona fide proposal or offer with respect to a Competing Transaction that does not result from a violation of Section 7.04 (other than immaterial non-compliance that does not adversely affect Parent and Merger Company) and the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee, prior to the time of the Company Shareholders’ Meeting and upon advice by its financial advisor and independent legal counsel, that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would be inconsistent with its fiduciary obligations to the Company and its shareholders under applicable Law, the Company Board may, upon the recommendation of the Special Committee, (x) effect a Change in the Company Recommendation and/or (y) (1) authorize the Company to terminate this Agreement in accordance with Section 9.03(c), (2) immediately prior to, contemporaneously with or immediately following the termination of this Agreement, approve or recommend such Superior Proposal and (3) immediately prior to, contemporaneously with or immediately following the termination of this Agreement, authorize the Company to enter into or execute any Alternative Acquisition Agreement with respect to such Superior Proposal, but only if (i) the Company shall have complied with the requirements of Sections 7.04(a) and Section 7.04(b) with respect to such proposal or offer (other than immaterial non-compliance that does not adversely affect Parent and Merger Company), (ii) after (A) providing at least five Business Days’ written notice to Parent and Merger Company (a “Notice of Superior Proposal”) advising Parent and Merger Company that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and indicating that the Company Board intends to take any actions described in the foregoing clause (x) and/or (y) and the manner in which it intends (or may intend) to do so, it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, and (B) negotiating with and causing its financial and legal advisors to negotiate with Parent and Merger Company and their respective Representatives in good faith (to the extent Parent and Merger Company desire to negotiate) to make adjustments in the terms and conditions of this Agreement so that such Third Party proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and Merger Company and their respective Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent and Merger Company desire to make such a presentation); provided, that any material modifications to such Third Party proposal or offer that the Company Board has determined, upon the recommendation of the Special Committee, to be a Superior Proposal shall be deemed a new Superior Proposal to which the requirements of this Section 7.04(d) shall again apply; and (iii) Parent and Merger Company do not, within five Business Days of their receipt of the Notice of Superior Proposal, make an offer that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with its financial advisor and independent legal counsel), to be at least as favorable to the Company’s shareholders as such Superior Proposal.

(e)          Notwithstanding the foregoing, if the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee, in its good faith judgment, prior to the time of the Company Shareholders’ Meeting and upon advice by its independent legal counsel, that failure to make a Change in the Company Recommendation would be inconsistent with its fiduciary obligations to the Company and its shareholders under applicable Law, the Company Board may, upon the recommendation of the Special Committee, effect a Change in the Company Recommendation, provided, that the Company Board shall (i) provide five Business Days’ prior written notice to Parent and Merger Company advising Parent and Merger Company that the Company Board intends to effect a Change of Recommendation and specifying in reasonable detail the facts underlying and the reasons for the decision by the Company Board (acting upon the recommendation of the Special Committee) to take such action and (ii) during such five Business Day period, if requested by Parent and Merger Company, engage in good faith negotiations with Parent and Merger Company to amend this Agreement in such a manner that obviates the need for such Change in the Company Recommendation.

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(f)          A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the net revenue or net income of the Company are attributable, (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the net revenue or net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company, (iv) the acquisition (whether by merger, consolidation, equity investment, share exchange, joint venture or otherwise) by any Third Party, directly or indirectly, of any equity interest in any entity that holds assets representing, directly or indirectly, 20% or more of the net revenue, net income or assets of the Company and its Subsidiaries, taken as a whole, or (v) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of the Company, or (vi) any combination of the foregoing.

(g)          A “Superior Proposal” means a written, bona fide offer or proposal with respect to a Competing Transaction (provided, that for purposes of the definition of “Superior Proposal”, each reference to “20% or more” in the definition of “Competing Transaction” shall be replaced with “more than 50%”), which shall not have resulted from a violation of this Section 7.04 (other than immaterial non-compliance that does not adversely affect Parent and Merger Company) and is made by a Third Party on terms that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after receiving the advice of its financial advisor and independent legal counsel) (i) would be as likely to be consummated in accordance with its terms as the Merger, taking into consideration, among other things, all of the terms and conditions, including all legal, financial, regulatory and other aspects, of such offer and this Agreement, including conditions to closing, financing, regulatory approvals, identity of the person or group making the offer, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances and (ii) if consummated, would result in a transaction more favorable to the Company’s shareholders (other than Parent) in the aggregate from a financial point of view than the Transactions (in each case, after taking into account any revisions to this Agreement made or proposed in writing by Parent and Merger Company pursuant to Section 7.04(d) or otherwise prior to the time of determination) provided, that any such offer or proposal shall not be deemed to be a “Superior Proposal” if (A) the consummation of the transactions contemplated by such offer or proposal is subject to the conduct of any due diligence review or investigation of the Company or any of its Subsidiaries by the party making such offer or proposal, or (B) the consummation of the transactions contemplated by such offer or proposal is conditioned upon receipt of financing.

(h)          Nothing contained in this Section 7.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law, including (A) disclosure of factual information regarding the business, financial condition or results of operations of the Company or (B) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided, that any such disclosure pursuant to this clause (B) with respect to a Competing Transaction (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board or the Special Committee has received and is currently evaluating such Competing Transaction) that does not include an express rejection of any applicable Competing Transaction or an express reaffirmation of its recommendation in favor of the Transactions shall be deemed to be a Change in the Company Recommendation, or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

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Section 7.05         Directors’ and Officers’ Indemnification and Insurance.

(a)          The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law.

(b)          The Surviving Company shall maintain in effect for six years from the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 7.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. Alternatively, the Company may and, at the joint request of Parent and Merger Company, the Company shall, purchase a six-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. Notwithstanding anything to the contrary set forth in this Agreement, if such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of the Surviving Company under this Section 7.05(b) shall terminate.

(c)          Subject to the terms and conditions of this Section 7.05, from and after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (i) the fact that such person is or was a director or officer of the Company or such Subsidiary or (ii) any acts or omissions by such person in such capacity prior to or at the Effective Time (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party), to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the CICL or any other applicable Law on the date hereof, including the approval of this Agreement, the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right or any such person; provided, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law.

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(d)          In the event the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company shall assume the obligations set forth in this Section 7.05.

(e)          The provisions of this Section 7.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.05.

(f)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.05 is not prior to or in substitution for any such claims under any such policies.

Section 7.06         Notification of Certain Matters.

Each of the Company, Parent and Merger Company shall promptly notify the other in writing of:

(a)          any notice or other communication received by such party from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)          any notice or other communication received by such party from any Governmental Authority in connection with the Transactions;

(c)          any Actions commenced or, to the knowledge of the Company or the knowledge of Parent or the knowledge of Merger Company, threatened against the Company or any of its Subsidiaries or Parent and any of its Affiliates (excluding the Company and its Subsidiaries) or Merger Company and any of its Affiliates, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d)          if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such person set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 8.01, Section 8.02 and Section 8.03 not to be satisfied

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together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 7.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give notice pursuant to this Section 7.06 shall not constitute a failure of a condition to the Merger set forth in Article VIII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

Section 7.07         Financing.

(a)          If Parent and Merger Company determine to seek financing (through loans from financial institutions and/or the issuance or sale of debt securities, or otherwise) in connection with the Merger and the other Transactions (the “Debt Financing”), each of Parent and Merger Company shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange such Debt Financing, including using commercially reasonable efforts to (i) negotiate and enter into definitive agreements (each, a “Debt Financing Agreement”) with respect to such Debt Financing on terms that will not prevent or materially impair the ability of Parent or Merger Company to satisfy their respective obligations under this Agreement or consummate the Merger or other Transactions, (ii) if executed, maintain in effect the Debt Financing Agreements in accordance with the terms thereof and satisfy on a timely basis all conditions applicable to Parent and Merger Company (and any Affiliate thereof other than the Company and its Subsidiaries) in the Debt Financing Agreements and otherwise comply with its obligations thereunder, (iii) assuming all conditions in the Debt Financing Agreements have been satisfied, cause the financing sources and other persons providing Debt Financing to fund on the Closing Date the Debt Financing in the amount required to consummate the Transactions and (iv) enforce the parties’ funding obligations (and the rights of Parent and Merger Company) under the Financing Documents to the extent necessary to fund the Merger Consideration. Parent and Merger Company shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its decision with respect to and, if applicable, efforts to arrange the Debt Financing and shall deliver to the Company as promptly as practicable (and no later than two (2) Business Days) after such execution, true and complete copies of all Debt Financing Agreements, except for customary engagement letters or any such contracts or other arrangements that do not impact the conditionality of the Debt Financing.

(b)          Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Company acknowledge and agree that their obligations under this Agreement, including the obligation to pay the Merger Consideration, are not subject to any financing condition and are not contingent upon the results of efforts, if any, of Parent, Merger Company, or any other person to obtain the Debt Financing in connection with the Transactions.

(c)          Following the declaration of the final amount of the Special Dividend in accordance with Section 7.15, in the event that the Special Dividend exceeds the Minimum Special Dividend:

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(i)          the aggregate amount of Equity Financing contemplated under the Equity Commitment Letters shall be reduced, collectively, by the Sponsors’ Pro Rata Amount of the aggregate amount of Excess Amount, and each Sponsor shall, at the Effective Time, be entitled to reduce the amount of such Sponsor’s portion of the Equity Financing obligation to purchase, or cause the purchase of, for cash, securities of Merger Company under such Sponsor’s Equity Commitment Letter, by such Sponsor’s Pro Rata Amount of the Excess Amount; and

(ii)         the number of Continuing Shares shall be reduced by a number of Shares equal to the quotient of (a) Parent’s Pro Rata Amount of the Excess Amount over (b) the Per Share Merger Consideration (rounded to the nearest whole integer) and Appendix I shall be updated as necessary to reflect the number of Continuing Shares (so reduced).

(d)          In the event that Buyer Group has arranged Debt Financing under any Debt Financing Agreement or any Bridge Financing,

(i)          the aggregate amount of Equity Financing contemplated under the Equity Commitment Letters shall be reduced, collectively, by the Sponsors’ Pro Rata Amount of the aggregate amount of Debt Financing actually funded at the Effective Time, and each Sponsor shall, at the Effective Time, be entitled to reduce the amount of such Sponsor’s portion of the Equity Financing obligation to purchase, or cause the purchase of, for cash, securities of Merger Company under such Sponsor’s Equity Commitment Letter, by such Sponsor’s Pro Rata Amount of the Debt Financing and/or Bridge Financing, as applicable, actually funded (or, in the case of Bridge Financing, readily available) at the Effective Time in accordance with the terms and conditions of such Sponsor’s Equity Commitment Letter; provided, that, other than pursuant to Section 7.07(c)(i), in no event shall the aggregate amount of each Sponsor’s Equity Financing obligation under its Equity Commitment Letter be reduced prior to the Effective Time, whether or not any Debt Financing Agreement is entered into or any Bridge Financing is available prior to such time; and

(ii)         the number of Continuing Shares shall be reduced by a number of Shares equal to the quotient of (a) Parent’s Pro Rata Amount of the Debt Financing and/or Bridge Financing, as applicable, actually funded (or, in the case of Bridge Financing, readily available) at the Effective Time over (b) the Per Share Merger Consideration (rounded to the nearest whole integer) and Appendix I shall be updated as necessary to reflect the number of Continuing Shares (so reduced); provided, other than pursuant to Section 7.07(c)(ii), in no event shall the number of Continuing Shares be reduced prior to the Effective Time, whether or not any Debt Financing Agreement is entered into or any Bridge Financing is available prior to such time.

For purposes of this Section 7.07(d), Bridge Financing that is “readily available” means Bridge Financing representing Available Offshore Cash that is in a demand deposit account of the Company that is readily and legally available at the Effective Time to be used to pay a portion of the aggregate Per Share Merger Consideration or Per ADS Merger Consideration in the manner provided in Article II.

(e)          Each of Parent and Merger Company shall take (or cause to be taken) all actions and do (or cause to be done) all things necessary, proper or advisable to obtain the Equity Financing, including by (i) maintaining in effect the Equity Commitment Letters, (ii) complying with its obligations under the Equity Commitment Letters, (iii) satisfying on a timely basis all conditions applicable to Parent or Merger Company in such Equity Commitment Letters that are within its control, if any, (iv) enforcing its rights under the Equity Commitment Letters and (v) consummating the Equity Financing at or prior to Closing, including by causing the Sponsors to fund the Equity Financing at the Closing, in each case in accordance with the terms of this Agreement and the Equity Commitment Letters.

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(f)          Subject to the terms and conditions of this Agreement (including Section 7.07(d)), Parent and Merger Company agree not to amend, modify or waive any provision of the Financing Documents, if such amendment, modification or waiver reduces (or would reduce) the aggregate amount of the Financing or imposes new or additional conditions or otherwise expands, amends or modifies the conditions to the Financing in a manner that would be expected to prevent or materially delay the ability of the Company, Parent or Merger Company to consummate the Transactions or otherwise adversely impact in any material respect the ability of Parent or Merger Company to enforce its rights against the other parties to the Financing Documents. Parent and Merger Company shall give the Company prompt notice (i) upon becoming aware of any material breach of any provisions or, or termination by any party to, the Financing Documents or (ii) upon the receipt of any written notice from any person with respect to any threatened material breach or threatened termination of the Financing Documents or obtaining knowledge that any party of an Equity Commitment Letter does not intend to (or believes that it is excused from, or not required to) provide funds, or otherwise perform its obligations under such Equity Commitment Letter.

Section 7.08         Financing Assistance.

(a)          Prior to the Closing, the Company shall, and shall use commercially reasonable efforts to cause each of the Company Subsidiaries to, provide such cooperation as may be reasonably requested by Parent and Merger Company in connection with the arrangement of the Debt Financing, including (i) arranging for reasonable direct contact between representatives and advisors of the Company or its Subsidiaries with Representatives of Parent, Merger Company and Debt Financing Sources, (ii) assisting in the preparation of offering memoranda, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations and similar documents reasonably requested by Parent, Merger Company or their respective Representatives in connection with any Debt Financing (including using commercially reasonable efforts to obtain consents of accountants for use of their reports in any materials relating to any Debt Financing and delivery of one or more customary representation letters), (iii) as promptly as reasonably practicable, furnishing Parent, Merger Company and Debt Financing Sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, Merger Company or any Debt Financing Sources and using commercially reasonable efforts to cause the Company’s independent accountants to provide assistance and cooperation in connection therewith to Parent, Merger Company and any Debt Financing Sources, (iv) reasonably cooperating with advisors, consultants and accountants of Parent, Merger Company or any Debt Financing Sources with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any of its Subsidiaries, including for the purpose of establishing collateral eligibility and values, (v) to the extent not prohibited by applicable Law or the Company’s contractual obligations to Third Parties set forth in Section 7.08(a) of the Company Disclosure Schedule, (A) facilitating the granting of security or pledging of collateral and, to the extent required under the Debt Financing Agreements, using commercially reasonable efforts to obtain consents and/or customary executed payoff letters or final invoices (as applicable) from each lender, creditor, noteholder or other counterparty to which Company Indebtedness is owing and (B) executing and delivering any Debt Financing Agreements (including any pledge and security documents); provided, that any collateral pledged or security granted by the Company or any of its Subsidiaries under, and any obligations of the Company or any of its Subsidiaries under, any Debt Financing Agreements to which it is a party shall be contingent upon the occurrence of the Effective Time, (vi) taking all commercially reasonable actions necessary to (A) permit Debt Financing Sources to evaluate the Company’s or any of its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements; provided, that the information provided in connection therewith to such prospective lenders shall be subject to the terms of the Confidentiality Agreement, and (B) establish bank and other accounts, blocked account agreements and lock box arrangements in connection with the foregoing (vii) furnishing Parent, Merger Company and their Representatives, as well as any prospective Debt Financing Sources, promptly with all documentation and other information required with respect to any Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations; provided, that the information provided to such prospective lenders shall be subject to the terms of the Confidentiality Agreement, (viii) using commercially reasonable efforts to obtain consents from Third Parties and accountants’ comfort letters from the Company’s and its Subsidiaries’ accounting firm contemplated by any Debt Financing and assisting Parent, Merger Company and their respective counsels with information required for customary legal opinions required to be delivered in connection therewith and (ix) taking all commercially reasonable actions necessary to permit the consummation of any Debt Financing, including the execution and delivery of any other certificates, instruments or documents reasonably requested by Parent and Merger Company and to permit the proceeds thereof to be made available at Closing to consummate the Transactions. In no event shall the Company or any of its Subsidiaries or Affiliates be required to bear any cost or expense, pay any fee or incur any liability or make any commitment or agreement effective in connection with the Debt Financing (including entry into any agreement) that is not contingent upon the Closing or would be effective prior to the Effective Time. Nothing contained in this Section 7.08(a) or otherwise shall require the Company or any of its Subsidiaries to be an issuer or other obligor with respect to any Financing prior to the Effective Time. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with any Debt Financing; provided, that such logos are used solely in a manner that is not reasonably likely to harm or disparage the Company or any of its Subsidiaries. Notwithstanding the foregoing, the Company shall not be required to take any action pursuant to this Section 7.08 which is not reasonably practicable with the resources and personnel readily available to the Company, or requires the provision of any information that is not readily available in view of the resources then available to the Company.

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(b)          Parent and Merger Company shall promptly (severally based on their respective contemplated ownership percentage in the Surviving Company as set forth in the Buyer Group Contracts), upon the termination of this Agreement in accordance with Section 9.02 (but only if the Company has duly terminated this Agreement or, at the time of such termination by Parent and Merger Company, is capable of terminating this Agreement in accordance with Section 9.02) or Section 9.03(a) or (b), reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and the Company Subsidiaries contemplated by this Section 7.08 and shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith, except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, the Company Subsidiaries or any of their respective Representatives.

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Section 7.09         Further Action; Reasonable Best Efforts.

(a)          Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate the Transactions as soon as reasonably practicable, including (i) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all actions, inactions, consents, registrations, approvals, permits or authorizations necessary or advisable to be obtained from any Governmental Authority in order to consummate the Transactions (for the avoidance of doubt, including completing the Foreign Exchange Filings and obtaining the Foreign Exchange Approvals), and (ii) taking any and all steps necessary to avoid or eliminate each and every impediment under any applicable Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions; provided, that (x) none of Parent, Merger Company or any of their respective Affiliates or Representatives (excluding, in the case of Parent, the Company and its Subsidiaries) shall be required to accept any onerous condition or mitigation measure imposed upon it that would have a material adverse effect on the expected economic benefit to Parent or the Sponsors in the Transaction, including to commit to or effect, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its or any of its Affiliates’ or portfolio companies’ assets, properties or businesses, or accept any prohibition or limitation on the ownership or operation of, or any arrangement that would apply to, any of its or any of its Affiliates’ or portfolio companies’ assets, properties or businesses and (y) the Company shall, at Buyer Group’s request, use its reasonable best efforts to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided, that (1) the Company may expressly condition any such sale, holding separate or other disposal, and any agreement to take any such action or to conduct its or any of its Subsidiaries’ business in any manner, upon the consummation of the Merger and other Transactions and (2) the Company shall not be required to take any action if such action would have or may be reasonably likely to have a Company Material Adverse Effect; provided, further, that any action taken by the Company pursuant to this Section 7.09(a) shall not be deemed to be a violation of any provision of Section 6.01.

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(b)          Antitrust matters.

(i)          To the extent applicable and subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 7.09, each of the Company, Parent and Merger Company agrees to promptly provide to, and make necessary registrations, declarations or filings with, each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws (the “Governmental Antitrust Entity”) non-privileged information and documents (A) requested by any Governmental Antitrust Entity or (B) that are necessary, proper or advisable to permit consummation of the Transactions. Each of the Company, Parent and Merger Company shall (w) act in good faith and reasonably cooperate with the other parties in connection with any such registrations, declarations and filings and in connection with resolving any investigation or other inquiry of any Governmental Antitrust Entity, (x) promptly provide each other party with copies of any communications received from, or provided to, any Governmental Antitrust Entity, (y) permit the Representatives of each party hereto to participate in any discussions or meetings with any Governmental Antitrust Entity (and to provide reasonable advance notice of any such discussions or meetings), and (z) use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 7.09(b) to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under all applicable antitrust Laws as soon as practicable.

(ii)         In furtherance and not in limitation of the covenants of the parties contained herein, if any objections are asserted with respect to the Transactions under any applicable antitrust or competition Laws or if any suit is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the Transactions as violating any applicable antitrust or competition Laws or that would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each of Parent, Merger Company and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the Transactions, which, for the avoidance of doubt, includes, at Buyer Group’s request, the Company’s selling, holding separate or otherwise disposing of or conducting its or any of its Subsidiaries’ business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its or any of its Subsidiaries’ business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its or any of its Subsidiaries’ business in a manner that would resolve such objections or suits so long as such actions do not have, and are not reasonably likely to have a Company Material Adverse Effect; provided, that the Company may expressly condition any such sale, holding separate or other disposal, and any agreement to take any such action or to conduct its or any of its Subsidiaries’ business in any manner, upon the consummation of the Merger and other Transactions; provided, further, that any action taken by the Company pursuant to this Section 7.09(b)(ii) shall not be deemed to be a violation of any provision of Section 6.01. Notwithstanding anything to the contrary contained herein, none of Parent, Merger Company or any of their respective Affiliates or Representatives shall be required to accept any onerous condition or mitigation measure imposed upon it that would have a material adverse effect on the expected economic benefit to Parent or the Sponsors in the Transaction, including to commit to or effect, by consent of decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its or any of its Affiliates’ or portfolio companies’ assets, properties or businesses, to conduct any of its or any of its Affiliates’ or portfolio companies’ business or accept any prohibition or limitation on the ownership or operation of, or any arrangement that would apply to, any of its or any of its Affiliates’ or portfolio companies’ assets, properties or businesses in order to resolve such objections or suits.

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(c)          Each party hereto shall, upon reasonable request by any other party, furnish such other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Company, the Company or any of their respective subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

Section 7.10         Participation in Litigation.

Prior to the Effective Time, the Company shall (a) give prompt notice to Parent and Merger Company of any Actions commenced or, to the knowledge of the Company, threatened, against the Company and/or its directors which relate to this Agreement or the Transactions and (b) give Parent and Merger Company the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised, without Parent’s and Merger Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.11         Resignations.

To the extent requested by Parent and Merger Company jointly in writing at least three Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent and Merger Company duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent and Merger Company.

Section 7.12         Public Announcements.

Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company, Parent and Merger Company. Thereafter, at any time prior to termination of this Agreement pursuant to Article IX, Parent, Merger Company and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of the NYSE or Australian Securities Exchange, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 7.12 shall not apply to any release or announcement made or proposed to be made by the Company pursuant to Section 7.04(c).

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Section 7.13         Stock Exchange Delisting.

Prior to the Effective Time, the Company shall cooperate with Parent and Merger Company and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Company from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as reasonably practicable after the Effective Time.

Section 7.14         Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 7.15         Pre-Merger Special Dividend.

(a)          The Special Dividend shall be no less than the Minimum Special Dividend.

(b)          In the event that the amount of Available Offshore Cash upon completion of the Joint Venture Dividend and Distribution (if applicable) subject to adequate reserves for payment of costs and expenses actually incurred and estimated in good faith to be incurred through the Closing by the Company and the Special Committee in connection with the Transactions (as determined in good faith by the Company) as of the Joint Venture Dividend and Distribution End Date, is sufficient to pay an amount in cash in excess of the amount of Minimum Special Dividend to holders of record of issued and outstanding Shares and ADSs immediately prior to the Effective Time (as determined in good faith by the Company, after reasonable consultation with Parent and Merger Company, as of the Joint Venture Dividend and Distribution End Date), then, subject to applicable Laws and the availability to the Company of funds legally available therefor, the Special Dividend shall be equal to the lower of (i) the sum of (A) such excess amount and (B) the amount of the Minimum Special Dividend, (ii) the amount of the Maximum Special Dividend and (iii) such other amount as mutually determined by the Company, Parent and Merger Company.

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(c)          In connection with the determination of the final amount of the Special Dividend in accordance with Section 7.15(b), the Company (after reasonable consultation with Parent and Merger Company) shall notify Parent and Merger Company in writing of the amount (if any) by which the Available Offshore Cash required to pay the Special Dividend exceeds the amount required to pay the Minimum Special Dividend based on the Company’s best estimate of the number of Shares and ADSs expected to be outstanding immediately prior to the Effective Time (such amount, the “Excess Amount”).

(d)          As promptly as practicable following the Joint Venture Dividend and Distribution End Date (but no later than five (5) Business Days following the Joint Venture Dividend and Distribution End Date) and prior to the time the Company mails or causes to be mailed or otherwise disseminates the Proxy Statement to the holders of Shares, including Shares represented by ADSs, as of the record date established for the Company Shareholders’ Meeting, the Special Committee, pursuant to the authority delegated to it by the Board of Directors of the Company concurrently with the execution of this Agreement, shall declare the final amount of the Special Dividend as determined in accordance with Section 7.15(b), payable to holders of record of issued and outstanding Shares and ADSs immediately prior to the Effective Time, including Parent, payment of which shall be conditioned upon the Closing and shall be made as soon as practicable following the Closing Date (but no later than three Business Days following the Closing Date).

(e)          Following the declaration of the final amount of the Special Dividend in accordance with this Section 7.15, the Company shall not, and Parent shall not cause the Company to, revoke, rescind, modify or otherwise change the Special Dividend (including the amount thereof and the record date for determining the eligibility of holders of Shares and ADSs to receive the Special Dividend) unless agreed by Parent and Merger Company or required under applicable Law.

Section 7.16         Available Offshore Cash Financing.

(a)          The Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done (in each case, subject to applicable Law), all things necessary to ensure that, at the Closing, the aggregate amount of Available Offshore Cash shall equal or exceed the Target Offshore Cash Amount (the “Available Offshore Cash Financing”).

(b)          In furtherance and not in limitation of the covenants contained in (a) of this Section 7.16, as promptly as practicable following the date hereof the Company shall use commercially reasonable efforts to cause the Joint Venture to make and file with the applicable PRC Governmental Authorities all Foreign Exchange Filings, and shall thereafter use its commercially reasonable efforts to obtain any and all consents, approvals, authorizations, clearances, exceptions, waivers, licenses, permits, notices to or similar affirmation from the SAFE, the State Administration of Taxation and any other relevant PRC Governmental Authorities (“Foreign Exchange Approvals”), as necessary in order to allow its Joint Venture to declare and pay dividends, or effect one or multiple distributions, to the Company (the “Joint Venture Dividend and Distribution”) in the aggregate amount of RMB745 million or such other amount as may be mutually agreed by the Company, Parent and Merger Company (such amount being RMB745 million, inclusive of any necessary or applicable PRC withholding or other relevant Taxes) (the “Joint Venture Dividend and Distribution Amount”) in US dollars to one or more US dollar denominated bank accounts of the Company opened at banks outside of the PRC or US dollar denominated offshore bank accounts of its Subsidiaries opened at banks in the PRC. Upon completion of the Foreign Exchange Filings and the receipt of the Foreign Exchange Approvals, the Company shall cause the Joint Venture to make the Joint Venture Dividend and Distribution to the Company as promptly as reasonably practicable; provided, that, if the Company has not received the full Joint Venture Dividend and Distribution Amount by way of the Joint Venture Dividend and Distribution by the date that is four (4) months following the date hereof, and the Company determines in good faith at such time, after consultation with Parent and Merger Company and the Company’s outside PRC legal counsel, that it will likely be unable to receive all or part of the Joint Venture Dividend and Distribution Amount by way of the Joint Venture Dividend and Distribution within a reasonable period of time thereafter due to the failure of any requisite PRC Governmental Authority to approve the Joint Venture Dividend and Distribution (or any applicable portion thereof), then, so long as such failure is not directly, primarily and foreseeably due to any action or inaction taken by the Company that would constitute a material breach of its obligations under this Section 7.16(b), the Company shall notify Parent and Merger Company in writing of such determination and thereafter its obligations under this Section 7.16(b) shall terminate (such date on which the Company receives the Joint Venture Dividend and Distribution Amount by way of the Joint Venture Dividend and Distribution or duly determines that it is unable to receive all or any portion of the Joint Venture Dividend and Distribution Amount by way of the Joint Venture Dividend and Distribution and provides notice of the same to Parent and Merger Company in accordance with this Section 7.16(b), or, if earlier, the date that is six months following the date hereof, the “Joint Venture Dividend and Distribution End Date”)).

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(c)          In furtherance and not in limitation of the covenants contained in Section 7.16(a), the Company shall use its commercially reasonable efforts to procure Available Offshore Cash Financing for amounts not covered under the Joint Venture Dividend and Distribution, or if any portion of the Joint Venture Dividend and Distribution becomes, or is reasonably expected to be, unavailable, such amounts, through bridge financing arrangements (including through “Outbound Security” or “Nei Bao Wai Dai” loan structure) or other arrangements, in each case, if and to the extent reasonably requested by Parent and Merger Company.

(d)          The Company shall consult with and keep Parent and Merger Company reasonably informed on a reasonably current basis of the status of the Available Offshore Cash Financing, including promptly providing any communications to or from any PRC Governmental Authority in connection with the Joint Venture Dividend and Distribution, as well as any material communications with financial institutions in connection with procuring any Available Offshore Cash Financing. The Company shall consult with and provide reasonably advance notice to Parent and Merger Company prior to entering into any definitive agreements with respect to consummating any transactions in connection with the Available Offshore Cash Financing. The Company shall promptly provide a true, correct and complete copy of each definitive agreement it or any other Group Company enters into relating to Available Offshore Cash Financing. If the Company becomes aware of the existence of any fact or event that cause it to determine that the Available Offshore Cash Financing has or will become unavailable on the terms and conditions contemplated by any definitive agreement with respect to Available Offshore Cash Financing, the Company shall properly notify Parent and Merger Company and shall use its commercially reasonable efforts to either cure or eliminate such fact or event (to the extent within its control), or to arrange and obtain the Available Offshore Cash Financing from alternative sources.

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(e)          In connection with procuring any Available Offshore Cash Financing contemplated under this Section 7.16, each of Parent and Merger Company shall use their respective commercially reasonable efforts to provide, and use its commercially reasonable efforts to cause its Representatives to provide, such cooperation in connection with the Foreign Exchange Approvals and the arrangement of the Available Offshore Cash Financing as may be reasonably requested by the Company and that is necessary, customary or advisable in connection with the Company’s efforts to obtain the Available Offshore Cash Financing.

(f)          Parent undertakes to the Company, and the Company undertakes to Parent, that they will each use their respective reasonable best efforts to cause the loans set forth on Section 7.16(f) of the Company Disclosure Schedule (the “Company Offshore Loans”) to be renewed or extended, and, unless refinanced by the Company on terms reasonably acceptable to the Company and Parent, not to become due prior to the date that is not less than three (3) months after the Outside Date, which efforts shall include providing any credit support instrument, parent or subsidiary guarantee or any letters of credit relating to such Company Offshore Loans that is required by the counterparties thereto in connection with any required renewal or extension, and using their respective reasonable best efforts to cause any such letters of credit to be extended until at least such date, in each case unless otherwise agreed by the Company (upon the recommendation of the Special Committee) and Parent.

(g)          Parent and Merger Company shall promptly (severally based on their respective contemplated ownership percentage in the Surviving Company as set forth in the Buyer Group Contracts), upon the termination of this Agreement in accordance with Section 9.02 (but only if the Company has duly terminated this Agreement or, at the time of such termination by Parent and Merger Company, is capable of terminating this Agreement in accordance with Section 9.02) or Section 9.03(a) or (b), reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the Available Offshore Cash Financing and the matters contemplated by this Section 7.16 other than out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the Joint Venture Dividend and Distribution, and shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with such matters and the arrangement of the Available Offshore Cash Financing (other than the Joint Venture Dividend and Distribution) and any information used in connection therewith, except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, the Company Subsidiaries or any of their respective Representatives.

Section 7.17         Actions Taken at Direction of Buyer Group; Knowledge of Buyer Group.

Notwithstanding any other provision of this Agreement to the contrary, it is agreed that neither Parent nor Merger Company shall have any right to (a) terminate this Agreement under Section 9.04(a), or assert that any condition set forth in Section 8.02(a) has not been satisfied or (b) claim any damage or seek any other remedy at law or in equity for any breach of or inaccuracy in any representation or warranty made by the Company in this Agreement or any covenant or agreement of the Company under this Agreement to the extent (i) Parent and the Sponsors had actual knowledge of such breach of or inaccuracy in such representation or warranty or covenant or agreement as of the date hereof, or (ii) if such breach or alleged breach is the proximate result of action or inaction taken by the Company at the direction of the Buyer Group without the approval or direction of the Company Board (acting with the concurrence of the Special Committee).

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Article VIII

CONDITIONS TO THE MERGER

Section 8.01         Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a)          Company Shareholder Approval. This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Company Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b)          No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order which is then in effect and has or would have the effect of making the Merger illegal or otherwise prohibiting the consummation of the Transactions (an “Order”).

Section 8.02         Conditions to the Obligations of Parent and Merger Company.

The obligations of Parent and Merger Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)          Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.03(a), Section 3.03(c), in Section 3.03(e) insofar and to the extent they would apply to the Company’s significant Subsidiaries within the meaning of Rule 1-02(w) of Regulation S-X of the SEC, Section 3.04, and Section 3.22, the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality or Company Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct in all respects as of such time), except to the extent such failures to be true and correct, individually or in the aggregate, would not have a Company Material Adverse Effect; and (ii) the representations and warranties set forth in Section 3.03(a), Section 3.03(c), Section 3.03(e) (insofar and to the extent they would apply to the Company’s significant Subsidiaries within the meaning of Rule 1-02(w) of Regulation S-X of the SEC), Section 3.04 and Section 3.22 shall be true and correct in all respects, except for, solely with respect to Section 3.03(a) and Section 3.03(c), de minimis inaccuracies which would not result in any increase of the amounts payable under this Agreement of more than $300,000, as of the date hereof and as of the Closing, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct in all respects as of such time).

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(b)          Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)          Officer or Director Certificate. The Company shall have delivered to Parent and Merger Company a certificate, dated the Closing Date, signed by a director or executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b).

(d)          Special Dividend. The Company Board shall have declared the Special Dividend and the Company shall have determined and declared the final amount of the Special Dividend in accordance with Section 7.15, and shall have Available Offshore Cash legally available and sufficient to pay the Special Dividend (as finally determined), to holders of record of issued and outstanding Shares and ADSs immediately prior to the Effective Time, including Parent, payment of which shall be conditioned upon the Closing.

(e)          Available Cash. As of immediately prior to the Closing, the Company shall have no less than $300 million in Available Cash, of which at least $56.9 million shall be for the Available Offshore Cash (including, for the purposes of such calculation, the amount of Available Offshore Cash held by the Company in respect of the Special Dividend and any amounts reserved or applied towards Bridge Financing).

(f)          Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

(g)          Dissenting Shareholders. The holders of no more than 15% of the Shares shall have validly served a notice of objection under Section 238(2) of the CICL.

Section 8.03         Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Company contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except to the extent such failures to be true and correct, individually or in the aggregate, have not and would not prevent or materially impair or delay the ability of Parent or Merger Company to consummate any of the Transactions.

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(b)          Agreements and Covenants. Each of Parent and Merger Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c)          Officer or Director Certificate. Each of Parent and Merger Company shall have delivered to the Company a certificate, dated the date of the Closing, signed by a director or executive officer of Parent and Merger Company, as the case may be, certifying as to its satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

Section 8.04         Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Parent or Merger Company may rely on the failure of any condition set forth in Article VIII to be satisfied if such failure was primarily caused by such party’s failure to fulfill any of its obligations under this Agreement, including failure to use the standard of efforts required from such party to comply with this Agreement and consummate the Transactions.

Article IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01         Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent, Merger Company and the Company with the approval of their boards of directors (or, in the case of the Company, upon the recommendation of the Special Committee).

Section 9.02         Termination by Either the Company or Parent and Merger Company.

This Agreement may be terminated by either the Company (upon the recommendation of the Special Committee), on the one hand, or Parent and Merger Company, on the other hand, at any time prior to the Effective Time, if:

(a)          the Merger shall not have been consummated on or before the date falling ten (10) months from the date of this Agreement (the “Outside Date”);

(b)          any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final, non-appealable Order; provided, that prior to termination pursuant to this Section 9.02(b), each of the Company and Parent and Merger Company shall have used its commercially reasonable efforts to resist, appeal, obtain consent under, resolve or lift (as applicable) the Order; or

(c)          the Requisite Company Vote shall not have been obtained at the Company Shareholders’ Meeting duly convened therefor and concluded or at any adjournment thereof;

provided, that the right to terminate this Agreement pursuant to Section 9.02(a) or Section 9.02(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the primary cause of, or resulted primarily in, the failure of the applicable conditions being satisfied.

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Section 9.03         Termination by the Company.

This Agreement may be terminated by the Company (upon the recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a)          a breach of any representation, warranty, agreement or covenant of Parent or Merger Company set forth in this Agreement shall have occurred, which breach would give rise to the failure of a condition set forth in Section 8.01 or Section 8.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Outside Date and such breach is not curable or, if curable, is not cured within 60 days following receipt of written notice of such breach from the Company (or, if the Outside Date is less than 60 days from the date of receipt of such notice, by the Outside Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.03(a) if the Company is then in material breach of any representations, warranties, agreements or covenants hereunder, which breach would give rise to the failure of the conditions set forth in Section 8.01 or Section 8.02;

(b)          following the Inside Date, (i) all of the conditions set forth in Section 8.01 and Section 8.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but which are otherwise capable of satisfaction at the Closing) have been satisfied or waived, (ii) the Company has irrevocably confirmed by notice to Parent and Merger Company that all conditions set forth in Section 8.03 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but which are otherwise capable of satisfaction at the Closing) or that it is willing to waive any unsatisfied conditions in Section 8.03 and (iii) Parent and Merger Company fail to complete the Closing within ten Business Days after the delivery of such notice;

(c)          prior to the receipt of the Requisite Company Vote, (i) the Company Board (upon the recommendation of the Special Committee) has (A) authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and (B) immediately prior to, concurrently with or immediately following the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to the Superior Proposal and (ii) the Company immediately prior to, or concurrently with, such termination pays to Parent and Merger Company (or a designee(s) thereof) in immediately available funds the Company to Parent Termination Fee and the Company to Merger Company Termination Fee, respectively, required to be paid pursuant to Section 9.06(a); provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.03(c) unless the Company has complied in all material respects with the requirements of Section 7.04 with respect to such Superior Proposal.

Section 9.04         Termination by Parent and Merger Company.

This Agreement may be terminated by Parent and Merger Company at any time prior to the Effective Time, if:

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(a)          a breach in of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach would give rise to the failure of a condition set forth in Section 8.01 or Section 8.02 and such breach is not curable or, if curable, is not cured within 60 days following receipt of written notice of such breach from Parent or Merger Company (or, if the Outside Date is less than 60 days from the date of receipt of such notice, by the Outside Date); provided, that neither Parent nor Merger Company shall have the right to terminate this Agreement pursuant to this Section 9.04(a) if either Parent or Merger Company is then in material breach of any representations, warranties, agreements or covenants hereunder, which breach would give rise to the failure of the conditions set forth in Section 8.01 or Section 8.03; or

(b)          a Company Triggering Event shall have occurred.

Section 9.05         Effect of Termination.

In the event of the termination of this Agreement pursuant to Article IX, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, that the terms of Section 7.08(b), Section 7.12, Section 7.16(f), Article IX and Article X shall survive any termination of this Agreement.

Section 9.06         Fees Following Termination.

(a)          In the event that:

(i)          (A) after the date hereof and prior to the Company Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Company Shareholders’ Meeting), a bona fide offer or proposal regarding a Competing Transaction shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not withdrawn and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated (x) by the Company, on the one hand, or Parent and Merger Company, on the other hand, pursuant to Section 9.02(a) or Section 9.02(c), and (C) within 12 months after such termination, the Company consummates a Competing Transaction (provided, that for purposes of this Section 9.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”), or

(ii)         this Agreement is terminated by Parent and Merger Company pursuant to Section 9.04; or

(iii)        this Agreement is terminated by the Company pursuant to Section 9.03(c),

then the Company will pay, or cause to be paid, to Parent an amount equal to $15.50 million (the “Company to Parent Termination Fee”) and Merger Company (or a designee(s) thereof) an amount equal to $9.87 million (the “Company to Merger Company Termination Fee”) by wire transfer of same day funds as promptly as possible to an account designated by Parent or Merger Company, as the case may be, but in any event (x) in the case of a termination referred to in clause (i), within two Business Days following the consummation of the Competing Transaction referenced therein, (y) within five Business Days after such termination in the case of a termination referred to in clause (ii) above, or (z) prior to or concurrently with the termination of this Agreement in the case of a termination pursuant to clause (iii) above (it being understood that in no event shall the Company be required to pay either the Company to Parent Termination Fee or the Company to Merger Company Termination Fee on more than one occasion).

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(b)          Parent will pay, or cause to be paid, to the Company an amount equal to $15.50 million if this Agreement is terminated by the Company pursuant to Section 9.03(a) or $31.00 million if this Agreement is terminated by the Company pursuant to Section 9.03(b) (the “Parent Termination Fee”) and Merger Company will pay, or cause to be paid, to the Company an amount equal to $9.87 million if this Agreement is terminated by the Company pursuant to Section 9.03(a) or $19.73 million if this Agreement is terminated by the Company pursuant to Section 9.03(b) (the “Merger Company Termination Fee”), in each case, such payment to be made as promptly as possible (but in any event within five Business Days) following such termination by wire transfer of same day funds); it being understood that in no event shall (i) Parent be required to pay the Parent Termination Fee on more than one occasion or be required to pay the Merger Company Termination Fee or (ii) Merger Company be required to pay the Merger Company Termination Fee on more than one occasion or be required to pay the Parent Termination Fee.

(c)          Except as provided in Section 7.08(b), Section 7.16(f) and this Section 9.06, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transactions is consummated.

(d)          In the event that the Company fails to pay the Company to Parent Termination Fee or Company to Merger Company Termination Fee, or Parent fails to pay the Parent Termination Fee, or Merger Company fails to pay the Merger Company Termination Fee, when due and in accordance with the requirements of this Agreement, the Company, Parent or Merger Company, as the case may be, shall reimburse the other party for all reasonable, out of pocket costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.06, together with interest on such unpaid termination fee commencing on the date that such termination fee became due, at the prime rate established by the Wall Street Journal Table of Money Rates on such date plus 2.00%. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)          Each of the Company, Parent and Merger Company acknowledges that (i) the agreements contained in this Section 9.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company to Parent Termination Fee, Company to Merger Company Termination Fee, Parent Termination Fee or Merger Company Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.06(a) or Section 9.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent, Merger Company or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions and (iii) without the agreements contained in this Section 9.06, the parties hereto would not have entered into this Agreement.

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(f)          Notwithstanding anything to the contrary in this Agreement, subject to an order of specific performance against Parent and/or Merger Company to the extent permitted by Section 10.08, and subject to the Equity Commitment Letters and the Limited Guarantees, in the event that Parent and/or Merger Company fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the Parent Termination Fee from Parent and the Merger Company Termination Fee from Merger Company pursuant to Section 9.06(b), any amounts required to be paid pursuant to Section 9.06(d), and the guarantee of such obligations pursuant to the Limited Guarantees (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group against (i) Parent, Merger Company, the Sponsors and their respective Affiliates, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, advisors, representatives, members, managers, general or limited partners, stockholders, assignees of Parent, Merger Company, the Sponsors or their respective Affiliates, (iii) any lender or prospective lender, lead arranger, arranger or other financing sources or persons acting in other similar roles of or to Parent, Merger Company or any Sponsor or (iv) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, advisors, representatives, Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing (clauses (i) – (iv), collectively, the “Investors Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, without limitation to the Company’s remedies pursuant to Section 10.08, (A) none of Parent and Merger Company nor any other member of the Investors Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters and the Limited Guarantees) other than, in the case of Parent, the payment of the Parent Termination Fee pursuant to Section 9.06(b), any amounts required to be paid pursuant to Section 9.06(d) and, in the case of Merger Company, the payment of the Merger Company Termination Fee pursuant to Section 9.06(b) and any amounts required to be paid pursuant to Section 9.06(d), and (B) in no event shall any Group Company, the direct or indirect shareholders of the Company or any other Group Company, any Affiliate of the foregoing, or any directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”), seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Investors Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters and the Limited Guarantees), other than (without duplication) from Parent or Merger Company to the extent provided in Section 9.06(b) or Section 9.06(d), or the Sponsors to the extent provided in the relevant Limited Guarantee. This Section 9.06(f) was specifically bargained for and reflected in the Merger Consideration and is intended to be for the benefit of, and shall be enforceable by, each member of the Investors Group.

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(g)          Subject to an order of specific performance against the Company pursuant to Section 10.08, in the event Parent or its designees shall receive payment from the Company of the Company to Parent Termination Fee pursuant to Section 9.06(a) and any amounts required to be paid pursuant to Section 9.06(d) and Merger Company or its designees shall receive payment from the Company of the Company to Merger Company Termination Fee pursuant to Section 9.06(a) and any amounts required to be paid pursuant to Section 9.06(d) the receipt of such Company to Parent Termination Fee, Company to Merger Company Termination Fee and any amounts required to be paid pursuant to Section 9.06(d) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Investors Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company to Parent Termination Fee and the Company to Merger Company Termination Fee pursuant to Section 9.06(a), and any amounts required to be paid pursuant to Section 9.06(d), and in no event shall any of Parent, Merger Company or any other member of the Investors Group seek, or permit to be sought, on behalf of any member of the Investors Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 9.06(a) and Section 9.06(d).

Article X

GENERAL PROVISIONS

Section 10.01         Non-Survival of Representations, Warranties and Agreements.

The representations, warranties and agreements in this Agreement and in any schedule or certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article IX, except that this Section 10.01 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 7.05, Section 7.08(b), Section 7.09(a), Section 7.09(b)(ii), Section 7.12 and Section 7.16(f) and this Article X.

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Section 10.02         Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be deemed to have been duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile or e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested). All notices, requests, claims, demands and other communications hereunder shall be delivered to the addresses set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent,

SEEK International Investments Pty Ltd.

Level 6, 541 St Kilda Road,

Melbourne, Victoria 3004, Australia

Attention: Ronnie Fink

Facsimile: +61 3 8525 5015
Email:  rfink@seek.com.au

with a copy to:

O’Melveny & Myers
31/F AIA Central
1 Connaught Road Central, Hong Kong

Attention:     Nima Amini
Email:          namini@omm.com

Merger Company:

Zebra Mergerco, Ltd.

c/o Citco Trustees (Cayman) Limited

89 Nexus Way, Camana Bay, P.O. Box 31106

Grand Cayman KY1-1205, Cayman Islands

Attention:     Company Secretary

Facsimile: +1 (345) 945-7566

with a copy to (which alone shall not constitute notice):

Weil, Gotshal & Manges LLP

29/F Alexandra House

18 Chater Road

Central, Hong Kong

Attention: Akiko Mikumo

Facsimile: +852-3015-9354

E-mail: akiko.mikumo@weil.com

with a copy to (which alone shall not constitute notice):

Paul Hastings

21-22/F Bank of China Tower

1 Garden Road

Central, Hong Kong

Attention: Douglas Freeman / Victor Chen

Facsimile: +852-3192-9730 / +852-3192-9729

E-mail: douglasfreeman@paulhastings.com /

victorchen@paulhastings.com

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with a copy to (which alone shall not constitute notice):

Suite 1606

One Exchange Square

8 Connaught Place

Central, Hong Kong

Attention: Adam Hornung

Facsimile: +852 2179-1978

E-mail: legal@hillhousecap.com

with a copy to (which alone shall not constitute notice):

Suite 705-708 ICBC Tower

3 Garden Road

Central, Hong Kong

Attention: Mr. George Chuang / Mr. Brian Lee

Facsimile: +852-3107-2490

E-mail: georgechuang@fountainvest.com / brianlee@fountainvest.com if to the Company:

Zhaopin Limited
5/F, Shoukai Plaza
No.10 Furong Street, Wangjing, Chaoyang District,
Beijing
People’s Republic of China
Attention:    Robert Tianruo Pu
Email:         robert.pu@zhaopin.com.cn

with a copy to (which alone shall not constitute notice):

Shearman & Sterling

12th Floor Gloucester Tower

15 Queen’s Road Central

Hong Kong

Attention: Stephanie Tang

Facsimile: (+852) 2140 0328

Email: Stephanie.tang@shearman.com

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if to the Special Committee:

Special Committee of Zhaopin Limited
5/F, Shoukai Plaza
No.10 Furong Street Wangjing, Chaoyang District,
Beijing, People’s Republic of China
Attention:   Mr. Peter Schloss, Chairman of the Special Committee
Email:         pschloss@gmail.com

with a copy to (which alone shall not constitute notice):

Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
U.S.A

Attention:	Gordon Davidson
David Michaels
Ken Myers
E-mail:	gdavidson@fenwick.com
dmichaels@fenwick.com
kmyers@fenwick.com

Section 10.03         Certain Definitions.

(a)          For purposes of this Agreement:

“2016 Annual Report” means the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2016 filed with the SEC on October 13, 2016, including the exhibits thereto.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official, foreign government employee or commercial entity to obtain a business advantage such as, without limitation, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by SAIC on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Available Cash” means, at the relevant time of determination, all Available Onshore Cash and Available Offshore Cash.

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“Available Offshore Cash” means, at the relevant time of determination, all cash, cash equivalents and amounts under short term investments and time deposits with maturities less than 363 days as of any relevant time of determination, of the Company and its Subsidiaries on a consolidated basis in US dollars in one or more US dollar denominated offshore bank accounts of the Company or its Subsidiaries opened at banks outside of the PRC or US dollar denominated offshore bank accounts of its Subsidiaries opened at banks in the PRC, excluding Trapped Cash and net of issued but uncleared checks and drafts of the Company and its Subsidiaries.

“Available Onshore Cash” means, at the relevant time of determination, all cash, cash equivalents and amounts under short term investments and time deposits with maturities less than 363 days as of any relevant time of determination, of the Company and its Subsidiaries on a consolidated basis in RMB in one or more RMB denominated bank accounts of the Company or its Subsidiaries opened at banks in the PRC (except for offshore bank accounts of its Subsidiaries opened at banks in the PRC), excluding Trapped Cash and net of issued but uncleared checks and drafts of the Company and its Subsidiaries.

“Bridge Financing” means Available Offshore Cash as of the Closing, net of Available Offshore Cash held by the Company in respect of the Special Dividend, amounts reserved for payment to holders of Vested Company Options in accordance with Section 2.02(b) and adequate reserves for payment of costs and expenses actually incurred and estimated in good faith to be incurred by the Company and the Special Committee in connection with the Transactions (as determined in good faith by the Company) as of the Closing, that the Parent, Merger Company and/or the Surviving Company are actually able to pay the Per Share Merger Consideration and Per ADS Merger Consideration to holders of Shares and ADSs (other than the Continuing Shares and the Excluded Shares) as of immediately prior to the Effective Time in accordance with Section 2.01(a) and Section 2.01(b).

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. and the Registrar of Companies of the Cayman Islands are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, Hong Kong and Beijing.

“Buyer Group” means, collectively, Parent, Merger Company, the Sponsors, and the respective Affiliates of each of the foregoing, excluding the Company or any of its Subsidiaries, and a “Buyer Group Party” means any one of them.

“Buyer Group Contracts” means (a) the Consortium Agreement; (b) the Support Agreement; (c) the Equity Commitment Letters; (d) the Limited Guarantees, and the Interim Investors Agreement, including all amendments thereto or modifications thereof.

“Class A Share” means a Class A ordinary share, par value $0.01 per share, of the Company.

“Class B Share” means a Class B ordinary share, par value $0.01 per share, of the Company.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Consortium Agreement” means the Consortium Agreement by and among Parent and the Sponsors dated as of January 5, 2017, as amended on the date hereof, as may be further amended and supplemented from time to time in accordance with the terms thereof and this Agreement.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Merger Company on the date hereof.

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“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, other than any employment Contract or compensatory agreement with a current or former employee, director or officer which is not maintained for the benefit of any group or class of employees.

“Company IT Assets” means all software, systems, servers, computers, hardware, firmware, middleware, networks, data, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation owned by or licensed, pursuant to valid and enforceable license agreements, to the Company and its Subsidiaries.

“Company Material Adverse Effect” means any event, fact, condition, development, result, circumstance, change or effect, individually or in the aggregate with all other events, facts, conditions, developments, results, circumstances, changes and effects, that would, or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and the Subsidiaries taken as a whole; provided, that in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect: (i) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, including changes in interest rates and foreign exchange rates, or in any of the industries in which the Company or any of its Subsidiaries operate (so long as such changes do not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate, in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect), (ii) any impact or effect resulting or arising from the public announcement of or the performance of this Agreement by the Company, the pendency or consummation of the Transactions or the identity of any of the Buyer Group Parties as the acquiror of the Company, including the impact or effect thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with any employees, customers, suppliers or partners, (iii) geopolitical conditions, natural disaster or any outbreak or escalation of hostilities or war or any act of terrorism or other force majeure events (so long as such changes do not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate, in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect), (iv) changes in any applicable Laws or applicable accounting regulations or principles (including U.S. GAAP), or the interpretation or enforcement thereof, so long as such changes do not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate, in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect, (v) any change in the price or trading volume of the ADSs or any failure to meet any internal or published financial projections, forecasts, estimates, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics or predictions or forward-looking statements (provided, that the facts or occurrences giving rise to or contributing to such change or failure, as applicable, that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (vi) any Action in respect of this Agreement or the Transactions brought or commenced by any current or former shareholder of the Company (on their own behalf or on behalf of the Company), and (vii) any action taken, or failure to take action, by the Company or any of its Subsidiaries that is required by this Agreement and/or that the Buyer Group has consented to or requested in writing.

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“Company Option” means each option to purchase Shares under the Share Incentive Plans.

“Company Share Awards” means Company Options and any other awards granted under the Share Incentive Plans.

“Company Triggering Event” shall be deemed to have occurred if (i) there shall have been a Change in the Company Recommendation, (ii) the Company Board shall have authorized, approved or recommended, or publicly proposed to authorize, approve or recommend to the shareholders of the Company, an offer or proposal regarding a Competing Transaction or shall have authorized, approved, recommended or entered into any Alternative Acquisition Agreement (other than a confidentiality agreement entered into in compliance with Section 7.04(b)) or (iii) a tender offer or exchange offer by a Third Party for 20% or more of the outstanding shares of the Company is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders) within 10 Business Days after commencement; provided, that a “stop, look and listen” communication by the Company Board or the Special Committee to shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board or the Special Committee has received and is currently evaluating such Competing Transaction shall not be prohibited or be deemed to constitute a Company Triggering Event.

“Confidentiality Agreements” means the confidentiality agreement by and among the Company and Parent, dated as of February 21, 2016, the confidentiality agreement by and among the Company and Hillhouse Capital Management, Ltd., dated as of November 8, 2016, and the confidentiality agreement by and among the Company and FountainVest Partners (Asia) Limited, dated as of October 22, 2016, each as maybe amended or modified from time to time in accordance with the terms thereof.

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“Confidential Information” means any confidential or proprietary information, disclosed prior to or after the date hereof by one party or any of its Affiliates to the other party or any of its Affiliates, concerning the disclosing party’s business, financial condition, proprietary technology, research and development or other confidential matters, including any confidential or proprietary information provided under this Agreement, any other Transaction Documents, or any of the exhibits or schedule attached hereto; provided, that Confidential Information shall not include any information which (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving party or its Representatives in violation of Section 10.09 or other obligation of confidentiality, (ii) was available to the receiving party on a non-confidential basis prior to its disclosure by the disclosing party or the disclosing party’s Representatives or (iii) becomes available to the receiving party on a non-confidential basis from a person (other than the disclosing party or the disclosing party’s Representatives) who is not, or is reasonably believed by the receiving party not, prohibited from disclosing such information to the receiving party by a legal, contractual or fiduciary obligation to the disclosing party or any of the disclosing party’s Representatives.

“Contract” means any legally enforceable note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument in written form.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract (including contractual arrangements similar to those provided by the Control Agreements) or credit arrangement or otherwise.

“Control Agreements” means each of the Contracts described under the caption "Item 4.C. Information on the Company—C. Organizational Structure" in the Company's most recently filed annual report on Form 20-F, which (a) provide the Company with effective control over its VIEs, (b) provide any Group Company the right or option to purchase the equity interests in any VIE, or (c) transfer economic benefits from any VIE to any other Subsidiary of the Company.

“Data Room” means the virtual data room containing written documents and information relating to the Company and its Subsidiaries made available by the Company on the Fenwick ShareRooms under the name “Zhaopin Limited” and to which the Buyer Group and its Representatives had access on or prior to the date of this Agreement and with respect to which an electronic copy of all of the written documents and information therein shall be provided to Buyer Group within five calendar days after the date of this Agreement in a USB key or DVD.

“Debt Financing Sources” means any Persons (including the parties to the Debt Financing Agreements, but excluding the Buyer Group and its Affiliates) who commit to provide or otherwise enter into agreements to provide the Debt Financing (including any joinder agreements or credit agreements entered into pursuant thereto or relating thereto), including the agents, arrangers, lenders and other entities that have committed to provide or arrange all or part of any Debt Financing, together with their respective former, current and future Affiliates, officers, directors, managers, employees, controlling persons, stockholders, equityholders, members, partners, agents, representatives, successors or assigns or any former, current and future affiliate, officer, director, manager, employee, controlling person, stockholders, equityholder, member, partner, agent, representative, successor or assign of any of the foregoing.

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“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Excluded Shares” means, collectively, (i) Shares held by the Company or any of its Subsidiaries; and (ii) Shares held by or Shares represented by ADSs held by the Depositary and reserved for issuance and/or allocation pursuant to the Share Incentive Plans.

“Financing” means the Equity Financing and the Debt Financing.

“Financing Documents” means the Equity Commitment Letters and any Debt Financing Agreements entered into in accordance with Section 7.07.

“Foreign Exchange Filings” means, with respect to the Joint Venture Dividend and Distribution, the registrations with the SAFE and the filings with the State Administration of Taxation and the completion of the related foreign exchange filing with the relevant bank authorized by the SAFE required with respect to the consummation of the Joint Venture Dividend and Distribution as contemplated under Section 7.16(b).

“Government Entity” means (i) any national, federal, state, county, municipal, local or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, (ii) any public international organization, (iii) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (i) or (ii) of this definition, (iv) any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any government, entity, organization or other person described in the foregoing clauses (i), (ii) or (iii) of this definition, or (v) any political party.

“Government Official” means (i) any official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Government Entity, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity controlled by any person described in the foregoing clause (i) or (ii) of this definition.

“Group Company” means any of the Company or any of its Subsidiaries.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

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“Insolvent” means, with respect to any person (a) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (b) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (d) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means (a) United States, non-United States and international patents, patent applications and statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, and registrations and applications for registration thereof, (d) confidential and proprietary information, including trade secrets and know-how, and (e) rights of privacy, publicity and endorsement.

“Interim Investors Agreement” means the interim investors agreement, dated as of the date hereof, by and among Parent, Merger Company, the Sponsors and the Affiliates of the Sponsors as named therein.

“Joint Venture” means Beijing Wangpin Consulting Co., Ltd.

“knowledge” means, (i) with respect to the Company, the actual knowledge of the individuals listed in Section 10.03(a)(i) of the Company Disclosure Schedule, (ii) with respect to Parent, the actual knowledge of the individuals listed in Section 10.03(a)(ii) of the Company Disclosure Schedule, and (iii) with respect to any other party hereto, the actual knowledge of any director or officer of such party in each case, after due inquiry, to the extent practicable under the circumstances.

“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

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“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Maximum Special Dividend” means a cash dividend in the amount of $1.35 per Share and $2.70 per ADS.

“Minimum Special Dividend” means a cash dividend in the amount of $0.28 per Share and $0.56 per ADS.

“Permitted Encumbrances” means (a) real estate Taxes, assessments and other governmental levies, fees or charges imposed with respect to such real property which are not due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with U.S. GAAP, (b) mechanics’, carriers’, workmen’s, repairmens’, materialmen’s liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Closing, (c) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (d) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, (e) pledges or deposits required by applicable law to secure obligations under workers' compensation laws or similar legislation, (f) pledges and deposits to secure the performance of bids, trade contracts, leases (but only as to the security deposits described in Leases), surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, and (g) any other Liens that have been incurred or suffered by operation of law that would not, individually or in the aggregate, have a material adverse effect with respect to the Company and its Subsidiaries, taken as a whole, or on the use or operation of the property subject thereto.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Pro Rata Amount” means, with respect to each of Parent and the Sponsors, when used to qualify any other amount, such amount as determined by multiplying such other amount by the fraction representing the percentage set forth opposite Parent’s or such Sponsor’s name on Appendix II.

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“RMB” means Renminbi, the legal currency of the PRC.

“SEC” means the U.S. Securities and Exchange Commission.

“SAFE Circular 7” means Circular 7, issued by the SAFE on February 15, 2012, titled “Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company,” or any successor rule or regulation under PRC Law.

“SAFE Circular 37” means Circular 37, issued by the SAFE on July 4, 2014, titled “Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents through Special Purpose Vehicles,” effective July 4, 2014, or any successor rule or regulation under PRC Law.

“Share” means a Class A Share or Class B Share.

“Share Incentive Plans” means, collectively, the Company’s 2004 Stock Option Plan, 2005 Stock Option Plan, 2006 Stock Option Plan, 2009 Stock Option Plan, 2010 Global Share Plan, 2013 Global Share Plan and 2014 Share Incentive Plan.

“Sponsors” means Hillhouse Capital Fund III, L.P., FountainVest China Growth Capital-A Fund II, L.P., FountainVest China Growth Fund II, L.P. and FountainVest China Growth Capital Fund II, L.P.

“Subsidiary” means, with respect to any party, any person of which (x) such party or any other Subsidiary of such party is a general partner, (y) securities representing at least a majority of voting power of such person (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other body performing similar functions with respect to such person) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (z) which such person controls through the Control Agreements or similar contractual arrangements.

“Target Offshore Cash Amount” means $210 million.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges in the nature of taxes (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, escheat, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; and customers’ and customs duties, tariffs and similar charges, including any liability for any of the foregoing imposed as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, or as a transferee or successor, by contract or otherwise.

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“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Buyer Group.

“Trapped Cash” means any cash, checks, rental deposits and bank credit balances that are subject to any restrictions or local exchange control, Tax or other requirements, such that the full amount of such deposits cannot be accessed within 90 days (for the avoidance of doubt, any cash, checks, rental deposits and bank credits balances that are subject statutory reserve that the Company’s PRC Subsidiaries are required to set aside pursuant to PRC laws shall be not be treated as “Trapped Cash”); provided, that any amounts that are subject to short term investments or time deposits with maturities less than 363 days as of any relevant time of determination shall not be deemed “Trapped Cash” unless after such maturity, they would be subject to any of the aforesaid restrictions.

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“Vested Company Option” means any Company Option that shall have become vested on or prior to the Closing Date in accordance with the terms of the Share Incentive Plan and the applicable award agreement pursuant to which such Company Option was granted.

“VIE” means each of the Subsidiaries of the Companies listed as VIEs under Page F-9 of the 2016 Annual Report.

(b)          The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Acceptable Confidentiality Agreement	Section 7.04(b)
Action	Section 3.11
ADS	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 7.04(c)
Available Offshore Cash Financing	Section 7.16(a)
Bankruptcy and Equity Exception	Section 3.04(a)
CICL	Recitals
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 9.06(f)
Company Licensed Intellectual Property	Section 3.13(b)
Company Offshore Loans	Section 7.16(f)
Company Owned Intellectual Property	Section 3.13(a)
Company Recommendation	Section 3.04(b)
Company SEC Reports	Section 3.07(a)

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Company Shareholders’ Meeting	Section 7.02(a)
Company to Merger Company Termination Fee	Section 9.06(a)
Company to Parent Termination Fee	Section 9.06(a)
Competing Transaction	Section 7.04(f)
Continuing Shares	Recitals
Damages	Section 7.05(c)
Debt Financing	Section 7.07(a)
Debt Financing Agreement	Section 7.07(a)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Equity Commitment Letters	Section 4.05(a)
Equity Financing	Section 4.05(a)
Excess Amount	Section 7.15(b)
Exchange Act	Section 3.04(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(c)
Governmental Antitrust Entity	Section 7.09(b)
Governmental Authority	Section 3.05(b)
Indemnified Parties	Section 7.05(b)
Inside Date	Section 1.02
Investors Group	Section 9.06(f)
Joint Venture Dividend and Distribution	Section 7.16(b)
Joint Venture Dividend and Distribution Amount	Section 7.16(b)
Joint Venture Dividend and Distribution End Date	Section 7.16(b)
Law	Section 3.05(a)
Limited Guarantee	Section 4.06(a)
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.16(a)
Merger	Recitals
Merger Company	Preamble
Merger Consideration	Section 2.04(a)
Notice of Superior Proposal	Section 7.04(d)
NYSE	Section 3.05(b)
Order	Section 8.01(b)
Outside Date	Section 9.02(a)
Parent	Preamble
Paying Agent	Section 2.04(a)
Payment	Section 3.06(d)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
PRC	Section 3.06(a)
Proxy Statement	Section 7.01
RCA	Section 2.02(c)
Record ADS Holders	Section 7.02(a)
Representatives	Section 7.03
Requisite Company Vote	Section 3.04(a)

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SAFE	Section 3.06(a)
SAFE Rules and Regulations	Section 3.06(c)
SAIC	Section 3.06(a)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)
Special Committee	Recitals
Special Dividend	Section 3.22(a)
Superior Proposal	Section 7.04(g)
Support Agreement	Recitals
Surviving Company	Section 1.01
Takeover Statute	Section 3.20
Transactions	Recitals
U.S. GAAP	Section 3.07(b)

Section 10.04         Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.05         Entire Agreement; Assignment.

This Agreement (including the Exhibits and Schedules hereto), the Confidentiality Agreements and the Support Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Company may assign all or any of their rights and obligations hereunder to an Affiliate or to any persons providing the Debt Financing pursuant to the terms thereof (solely to the extent necessary for purposes of creating a security interest herein or otherwise assigning this Agreement or any rights hereunder as collateral in respect of such Debt Financing), provided, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

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Section 10.06         Interpretation.

When a reference is made in this Agreement to a Section, Article, Annex or Exhibit, such reference shall be to a Section, Article, Annex or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Annex or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Annexes and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” refer to a calendar day unless otherwise indicated as a “Business Day.”

Section 10.07         Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except (a) Section 7.05, Section 7.05(f) and(g), Section 10.08(c), Section 10.12 and Section 10.15 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons), and (b) the Debt Financing Sources shall be express third party beneficiaries of, and shall be entitled to rely on and enforce the provisions of, Section 9.06(e), this Section 10.07, Section 10.10, Section 10.11, Section 10.12 and Section 10.15; provided, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Share Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.08         Specific Performance.

(a)          Subject to Section 10.08(b) and Section 10.08(c), the parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof by the applicable party or parties, and that money damages or other legal remedies would not be an adequate remedy therefor. Accordingly, subject to Section 10.08(b), the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent and Merger Company, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Parent and Merger Company, on the other hand, shall, subject to Section 9.06, be entitled to specific performance of the terms hereof (including the other parties’ obligation to consummate the Transactions, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement, in addition to any other remedy at law or equity.

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(b)          Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that the Company shall be entitled to obtain an injunction, specific performance or other equitable remedies to cause Merger Company to cause the Equity Financing to be funded and enforce Parent’s and Merger Company’s respective obligations hereunder, including Parent and Merger Company’s respective obligations to consummate the Merger in accordance with Section 1.02 but, with respect to obligations to consummate the Merger, only in the event that each of the following conditions has been satisfied and on the terms and subject to the conditions in this Agreement: (i) all conditions in Section 8.01 and Section 8.02 (other than those conditions that, by their terms, cannot be satisfied until the Closing but which are fully capable of being satisfied and will be satisfied at the Closing) have been satisfied or waived, (ii) Parent and Merger Company fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02 and (iii) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 8.03 have been satisfied or that it is willing to waive any of the conditions to the extent not so satisfied in Section 8.03 and (B) if specific performance is granted and the Equity Financing and Debt Financing (if applicable) are funded, then the Closing will occur.

(c)          Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate, and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Parent and Merger Company, on the one hand, and the Company, on the other hand, agree that the election to pursue an injunction or other appropriate form of specific performance or equitable relief shall not restrict, impair or otherwise limit Parent and Merger Company or the Company from, in the alternative, seeking to terminate the Agreement and collect the Company to Parent Termination Fee and Company to Merger Company Termination Fee pursuant to Section 9.06(a) and any amounts pursuant to Section 9.06(d), by Parent and Merger Company on the one hand, or the Parent Termination Fee and Merger Company Termination Fee pursuant to Section 9.06(b) and any amounts pursuant to Section 9.06(d), by the Company on the other hand. Notwithstanding anything herein to the contrary, (x) while the parties hereto may pursue both a grant of specific performance or equitable relief and the payment of the amounts set forth in Section 9.06, neither Parent and Merger Company, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance or equitable relief and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance or equitable relief shall not be available against the party making such payment and, if such party is Parent or Merger Company, any other member of the Investors Group or, if such party is the Company, any other member of the Company Group, and each party agrees to cause any Action (whether such Action is being prosecuted by the Company or any other member of the Company Group) pending against any member in the Investment Group or Company Group (as the case may be) to be dismissed with prejudice at such time as, in connection with this Agreement or any of the Transactions (including the Equity Financing and the Limited Guarantees), Parent pays the Parent Termination Fee and Merger Company pays the Merger Company Termination Fee pursuant to Section 9.06(b) and any amounts pursuant to Section 9.06(d) or the Company to Parent Termination Fee and Company to Merger Company Termination Fee pursuant to Section 9.06(a) and any amounts pursuant to Section 9.06(d) (as the case may be).

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(d)          If any party brings any Action to enforce specifically the performance of the terms and provisions hereof, the Termination Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus 20 Business Days or (ii) such other time period established by the court presiding over such Action.

(e)          This Section 10.08 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Financing Documents (including the expiration or termination provisions thereof).

Section 10.09         Confidentiality.

(a)          Prior to and during the term of this Agreement, each Party has disclosed or may disclose to the other party Confidential Information. Subject to this Section 10.09, unless otherwise agreed to in writing by the disclosing party, the receiving party shall (i) except as required by Law or requested by any Governmental Authority, keep confidential and not disclose or reveal any Confidential Information to any person other than the receiving party’s Representatives (A) who are actively and directly participating in the consummation of the Transactions or who otherwise need to know the Confidential Information for the Transactions and (B) who have agreed in writing, or whom the receiving party will cause, to observe the terms of this Section 10.09, and (ii) not to use Confidential Information for any purpose other than in connection with the Transactions. Each of the parties hereto acknowledges that such party shall be responsible for any breach of the terms of this Section 10.09 by such party or its Representatives (other than its Representatives who have agreed in writing to observe the terms of this Section 10.09), and each of the parties hereto agrees, at its sole expense, to take all reasonable measures to restrain its Representatives from prohibited or unauthorized disclosure or use of the Confidential Information.

(b)          In the event that the receiving party or any of its Representatives is required by Law or requested by any Governmental Authority to disclose any Confidential Information, to the extent permissible and reasonably practicable, the receiving party will provide the disclosing party with prompt notice of such request or requirement in order to enable the disclosing party to seek an appropriate protective order or other remedy (and if the disclosing party seeks such an order, the receiving party will provide such cooperation as the disclosing party shall reasonably request), to consult with the receiving party with respect to the disclosing party’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section 10.09. In the event that such protective order or other remedy is not obtained, or the disclosing party waives compliance, in whole or in part, with the terms of this Section 10.09, the receiving party or its Representative will disclose only that portion of the Confidential Information that the receiving party is advised by counsel is legally required to be disclosed and will use such party’s reasonable best efforts, at the disclosing party’s sole expense, to ensure that all Confidential Information so disclosed will be accorded confidential treatment.

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Section 10.10         Governing Law; Dispute Resolution.

(a)          This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed, performed, enforced and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Company in the Surviving Company, the cancellation and conversion of the Shares as the case may be (including Shares represented by ADSs), the rights set forth in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the board of directors of Merger Company and the internal corporate affairs of the Company and Merger Company.

(b)          All Actions arising under the Laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 10.02 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising under the Laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 10.10, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.11         Waiver of Jury Trial.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY (INCLUDING ANY ACTION OR LIABILITY INVOLVING ANY OF THE DEBT FINANCING SOURCES) DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE EQUITY COMMITMENT LETTERS, THE EQUITY FINANCING, THE DEBT FINANCING OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

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Section 10.12         Amendment

This Agreement may be amended by the parties hereto by action taken (a) in the case of Parent and Merger Company, by or on behalf of their respective boards of directors and (b) in the case of the Company, by or on behalf of the Special Committee, or by the Company Board acting upon the recommendation of the Special Committee, at any time prior to the Effective Time; provided, that after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger; provided, further, that no amendment, modification or waiver shall be made to this Agreement that would adversely affect the rights of the Debt Financing Sources as set forth in the proviso to this Section 10.12, Section 9.06(e), Section 10.07, Section 10.08, Section 10.10, Section 10.11 and Section 10.15, in each case without the prior written consent of the adversely affected Debt Financing Sources. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 10.13         Waiver; Actions by Company.

At any time prior to the Effective Time, any party hereto may by action taken (a) in the case of Parent and Merger Company, by or on behalf of their respective boards of directors and (b) in the case of the Company, by the Company Board acting upon the recommendation of the Special Committee, (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Any determination hereunder as to whether any action, document or matter is acceptable to the Company, or reasonably acceptable to the Company, or similar determinations, shall be made by the Company Board acting upon the recommendation of the Special Committee. Whenever in this Agreement a determination, decision or approval by the Company is called for, or any action or remedy is provided for the benefit of the Company, including (a) any consent, determination or action by the Company hereunder, including any amendment to or waiver of any provision of this Agreement, any extension of the time for performance of any obligation or action hereunder by the Company and termination of this Agreement by the Company, or (b) any exercise of the Company’s rights or remedies under this Agreement or any action on behalf of the Company to enforce such rights and remedies or any obligation of the Buyer Group, Parent or Merger Company under this Agreement, then such determination, decision, approval, action or exercise of such right or remedy must be first considered by the Special Committee and may only be taken by the Company following the Company’s Board’s consideration of the Special Committee’s recommendation in respect of such determination, decision, approval, action or exercise of such right or remedy.

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Section 10.14         Determinations by the Buyer Group; Obligations of the Buyer Group.

(a)          Whenever in this Agreement a determination, decision or approval by the Buyer Group is called for, or any action or remedy is provided for the benefit of the Buyer Group, including (a) any consent, determination or action by the Buyer Group hereunder, including any amendment to or waiver of any provision of this Agreement, any extension of the time for performance of any obligation or action hereunder by the Company and termination of this Agreement by the Buyer Group, or (b) any exercise of the Buyer Group’s rights or remedies under this Agreement or any action on behalf of the Buyer Group to enforce such rights and remedies or any obligation of the Company under this Agreement, then such determination, decision, approval, action or exercise of such right or remedy must be authorized in writing by both Parent and Merger Company. The Company shall be entitled to have regard only to, and to rely absolutely upon and act in accordance with, without any liability to any party for having relied or acted thereon, notices, including requests, elections or proposals, issued in writing by both Parent and Merger Company, together, as constituting valid instruction from all of the Buyer Group Parties. Service of any notice or other communication on Parent and Merger Company, together, shall be deemed to constitute valid service thereof on all the Buyer Group.

(b)          Unless expressly stated otherwise in this Agreement, when in this Agreement reference is made to any covenant, undertaking or obligation of Buyer Group or any one or more of Parent and Merger Company, such covenant, undertaking or obligation will be construed to be a several and not joint obligation of each party (and shall be deemed to be followed by the words “, on a several and not joint basis”) and in no event shall Parent be liable or responsible for any covenant, undertaking or obligation of Merger Company or vice versa.

Section 10.15         Suits Against Debt Financing Sources.

(a)          Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that (x) it will not bring or support any action, cause of action, claim, cross claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the Debt Financing Agreements or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and (y) any such action, cause of action, claim, cross-claim or third-party claim shall be governed by the laws of the State of New York.

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(b)          The Company also agrees that (a) neither it nor any of its Subsidiaries will bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing or the Debt Financing Agreements or the performance thereof and (b) no Debt Financing Source shall have any liability (whether in contract or in tort or otherwise) to the Company or any of its Subsidiaries or its directors, officers, employees, agents, partners, managers, members or equity holders for any obligations or liabilities of any of the parties hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to have been made in connection herewith.

Section 10.16         Counterparts.

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Parent, Merger Company and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Zhaopin Limited

By	/s/ Peter Andrew Schloss
Name:	Peter Andrew Schloss
Title:	Member of Special Committee

SEEK International Investments Pty Ltd.

By	/s/ Ronnie Fink
Name:	Ronnie Fink
Title:	Director

ZEBRA MERGERCO, LTD.

By	/s/ Colm O'Connell
Name:	Colm O'Connell
Title:	Director

[Signature Page to Merger Agreement]

ANNEX A

Plan of Merger

THIS PLAN OF MERGER is made on _________________________

BETWEEN

(1)	Zhaopin Limited, a exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the "Surviving Company"); and

(2)	Zebra Mergerco, Ltd., an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands (the "Merging Company" and together with the Surviving Company, the "Companies").

WHEREAS

(A)	The respective boards of directors of the Surviving Company and the Merging Company have approved the merger of the Companies, with the Surviving Company continuing as the surviving company (the "Merger"), upon the terms and subject to the conditions of the Agreement and Plan of Merger dated 6 April 2017, between SEEK International Investments Pty Ltd. as Parent, the Surviving Company and the Merging Company (the "Merger Agreement") and this Plan of Merger and pursuant to provisions of Part XVI of the Companies Law (as amended) (the "Companies Law").

(B)	The shareholders of each of the Surviving Company and the Merging Company have authorised and adopted this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Law.

(C)	Each of the Surviving Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law.

IT IS AGREED

1.	Definitions and Interpretation

1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed at Annexure 1 hereto.

2.	PLAN OF MERGER

2.1	Company Details:

(a)	The constituent companies (as defined in the Companies Law) to this Plan of Merger are the Surviving Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Law) is the Surviving Company. The name of the surviving company (as defined in the Companies Law) shall be Zhaopin Limited.

(c)	The registered office of the Surviving Company is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The registered office of the Merging Company is at Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

(d)	Immediately prior to the Effective Date, the authorised share capital of the Surviving Company is US$20,000,000 divided into 2,000,000,000 shares comprising of (i) 1,000,000,000 Class A Ordinary Shares of a par value of US$0.01 each, (ii) 100,000,000 Class B Ordinary Shares of nominal or par value US$0.01 each and (iii) 900,000,000 shares of a par value of US$0.01 each.

(e)	Immediately prior to the Effective Date, the authorised share capital of the Merging Company is US$50,000 divided into 50,000,000 ordinary voting shares of a nominal or par value of US$0.001 each.

2.2	Effective Date

In accordance with section 233(13) of the Companies Law, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar (the "Effective Date").

2.3	Terms and Conditions; Share Rights

(a)	The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Merger Agreement.

(b)	The rights and restrictions attaching to the shares in the Surviving Company are set out in the memorandum and articles of association of the Surviving Company, annexed at Annexure 2 hereto, which shall become effective from the Effective Date in accordance with this Plan of Merger.

(c)	From the Effective Date, the memorandum and articles of association of the Surviving Company shall be amended and restated by their deletion in their entirety, and the substitution in their place of the memorandum and articles of association annexed at Annexure 2 hereto.

2.4	Directors' Interests in the Merger

(a)	The names and addresses of each director of the surviving company (as defined in the Companies Law) are:

(i)	[Director Name] of [[Director Address]]

(ii)	[Director Name] of [[Director Address]]

(b)	No amounts or benefits shall be paid or payable to any director of either of the constituent companies or any director of the surviving company (as defined in the Companies Law) consequent upon the Merger.

2.5	Secured Creditors

(a)	The Surviving Company has not granted any fixed or floating security interests that are outstanding as at the date of this Plan of Merger or which shall be outstanding at the Effective Date.

(b)	The Merging Company has not granted any fixed or floating security interests that are outstanding as at the date of this Plan of Merger or which shall be outstanding at the Effective Date.

2.6	Approvals

(a)	This Plan of Merger has been approved by the Boards of Directors of both the Surviving Company and the Merging Company pursuant to section 233(3) of the Companies Law; and

(b)	This Plan of Merger has been authorised by the shareholders of both the Surviving Company and the Merging Company pursuant to section 233(6) of the Companies Law.

3.	Variation

3.1	At any time prior to the Effective Date, this Plan of Merger may be amended by the Boards of Directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar; and

(b)	effect any other changes to this Plan of Merger which the Boards of Directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adverse any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the Boards of Directors of both the Surviving Company and the Merging Company, respectively, and provided further that such changes are not prohibited by the terms of the Merger Agreement.

4.	Termination

4.1	At any time prior to the Effective Date, this Plan of Merger may be terminated by the Boards of Directors of both the Surviving Company and the Merging Company in accordance with the terms of the Merger Agreement.

5.	Counterparts

5.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

6.	Governing Law

6.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of Zebra Mergerco, Ltd.:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

SIGNED for and on behalf of Zhaopin Limited:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

Annexure 1

Merger Agreement

Annexure 2

form of Memorandum and Articles of Association of surviving company

APPENDIX I

CONTINUING SHARES

Name of Shareholder	Ordinary Shares	Represented by ADSs
SEEK International Investments Pty Ltd.	68,259,876	—

APPENDIX II

PRO RATA AMOUNT